UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               BIOENVISION, INC.
                               -----------------
                                (Name of Issuer)

                    Common Stock, $0.001 Par Value Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   09059N100
                                   ---------
                                 (CUSIP Number)

                                 Keith Tarleton
                   Perseus-Soros BioPharmaceutical Fund, L.P.
                         888 Seventh Avenue, 29th Floor
                               New York, NY 10106
                                 (212) 651-6400
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 13, 2004
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 70 Pages
                             Exhibit Index: Page 17

                                  SCHEDULE 13D

CUSIP No. 09059N100                                           Page 2 of 70 Pages


1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).

          PERSEUS-SOROS BIOPHARMACEUTICAL FUND, L.P.

2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                           a. [ ]
                                           b. [X]

3    SEC Use Only

4    Source of Funds (See Instructions)

          WC

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

          [ ]

6    Citizenship or Place of Organization

          Delaware

                7        Sole Voting Power
 Number of                 9,450,053 /1/
  Shares
Beneficially    8       Shared Voting Power
 Owned By                  0
   Each
Reporting       9       Sole Dispositive Power
   Person                  9,450,053 /1/
    With
                10      Shared Dispositive Power
                           0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                           9,450,053 /1/

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                           [ ]

13   Percent of Class Represented By Amount in Row (11)

                           26.9%

14   Type of Reporting Person (See Instructions)

          PN

-----------------------------------
/1/ Assuming full conversion of the Series A Convertible Participating Preferred Stock and including: (A) a Warrant to purchase an aggregate of 3,000,000 shares of Common Stock; and (B) a Warrant to purchase 75,009 shares of Common Stock. See Item 5 herein.

                                  SCHEDULE 13D

CUSIP No. 09059N100                                           Page 3 of 70 Pages


1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).

                  PERSEUS-SOROS PARTNERS, LLC

2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                           a. [ ]
                                           b. [X]

3    SEC Use Only

4    Source of Funds (See Instructions)

          AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

          [ ]

6    Citizenship or Place of Organization

          Delaware

                7        Sole Voting Power
 Number of                 9,450,053 /1/
  Shares
Beneficially    8       Shared Voting Power
 Owned By                  0
   Each
Reporting       9       Sole Dispositive Power
   Person                  9,450,053 /1/
    With
                10      Shared Dispositive Power
                           0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                           9,450,053 /1/

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                           [ ]

13   Percent of Class Represented By Amount in Row (11)

                           26.9%

14   Type of Reporting Person (See Instructions)

          OO

-----------------------------------
/1/ Assuming full conversion of the Series A Convertible Participating Preferred Stock and including: (A) a Warrant to purchase an aggregate of 3,000,000 shares of Common Stock; and (B) a Warrant to purchase 75,009 shares of Common Stock. See Item 5 herein.

                                  SCHEDULE 13D

CUSIP No. 09059N100                                           Page 4 of 70 Pages


1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).

                  PERSEUS BIOTECH FUND PARTNERS, LLC

2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                           a. [ ]
                                           b. [X]

3    SEC Use Only

4    Source of Funds (See Instructions)

          AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

          [ ]

6    Citizenship or Place of Organization

          Delaware

                7        Sole Voting Power
 Number of                 0
  Shares
Beneficially    8       Shared Voting Power
 Owned By                  9,450,053 /1/
   Each
Reporting       9       Sole Dispositive Power
   Person                  0
    With
                10      Shared Dispositive Power
                           9,450,053 /1/

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                           9,450,053 /1/

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                           [ ]

13   Percent of Class Represented By Amount in Row (11)

                           26.9%

14   Type of Reporting Person (See Instructions)

          OO

-----------------------------------
/1/ Assuming full conversion of the Series A Convertible Participating Preferred Stock and including: (A) a Warrant to purchase an aggregate of 3,000,000 shares of Common Stock; and (B) a Warrant to purchase 75,009 shares of Common Stock. See Item 5 herein.

                                  SCHEDULE 13D

CUSIP No. 09059N100                                           Page 5 of 70 Pages


1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).

                  SFM PARTICIPATION, LP

2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                           a. [ ]
                                           b. [X]

3    SEC Use Only

4    Source of Funds (See Instructions)

          AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

          [ ]

6    Citizenship or Place of Organization

          Delaware

                7        Sole Voting Power
 Number of                 0
  Shares
Beneficially    8       Shared Voting Power
 Owned By                  9,450,053 /1/
   Each
Reporting       9       Sole Dispositive Power
   Person                  0
    With
                10      Shared Dispositive Power
                           9,450,053 /1/

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                           9,450,053 /1/

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                           [ ]

13   Percent of Class Represented By Amount in Row (11)

                           26.9%

14   Type of Reporting Person (See Instructions)

          PN

-----------------------------------
/1/ Assuming full conversion of the Series A Convertible Participating Preferred Stock and including: (A) a Warrant to purchase an aggregate of 3,000,000 shares of Common Stock; and (B) a Warrant to purchase 75,009 shares of Common Stock. See Item 5 herein.

                                  SCHEDULE 13D

CUSIP No. 09059N100                                           Page 6 of 70 Pages


1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).

                  SFM AH LLC

2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                            a. [ ]
                                            b. [X]

3    SEC Use Only

4    Source of Funds (See Instructions)

          AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

          [ ]

6    Citizenship or Place of Organization

          Delaware

                7        Sole Voting Power
 Number of                 0
  Shares
Beneficially    8       Shared Voting Power
 Owned By                  9,450,053 /1/
   Each
Reporting       9       Sole Dispositive Power
   Person                  0
    With
                10      Shared Dispositive Power
                           9,450,053 /1/

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                           9,450,053 /1/

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                           [ ]

13   Percent of Class Represented By Amount in Row (11)

                           26.9%

14   Type of Reporting Person (See Instructions)

          OO

-----------------------------------
/1/ Assuming full conversion of the Series A Convertible Participating Preferred Stock and including: (A) a Warrant to purchase an aggregate of 3,000,000 shares of Common Stock; and (B) a Warrant to purchase 75,009 shares of Common Stock. See Item 5 herein.

                                  SCHEDULE 13D

CUSIP No. 09059N100                                           Page 7 of 70 Pages


1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).

                  FRANK H. PEARL (in the capacity described herein)

2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                            a. [ ]
                                            b. [X]

3    SEC Use Only

4    Source of Funds (See Instructions)

          AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

          [ ]

6    Citizenship or Place of Organization

          United States

                7        Sole Voting Power
 Number of                 0
  Shares
Beneficially    8       Shared Voting Power
 Owned By                  9,450,053 /1/
   Each
Reporting       9       Sole Dispositive Power
   Person                  0
    With
                10      Shared Dispositive Power
                           9,450,053 /1/

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                           9,450,053 /1/

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                           [ ]

13   Percent of Class Represented By Amount in Row (11)

                           26.9%

14   Type of Reporting Person (See Instructions)

          IA

-----------------------------------
/1/ Assuming full conversion of the Series A Convertible Participating Preferred Stock and including: (A) a Warrant to purchase an aggregate of 3,000,000 shares of Common Stock; and (B) a Warrant to purchase 75,009 shares of Common Stock. See Item 5 herein.

                                  SCHEDULE 13D

CUSIP No. 09059N100                                           Page 8 of 70 Pages


1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).

                  GEORGE SOROS (in the capacity described herein)

2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                            a. [ ]
                                            b. [X]

3    SEC Use Only

4    Source of Funds (See Instructions)

          AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

          [ ]

6    Citizenship or Place of Organization

          United States

                7        Sole Voting Power
 Number of                 0
  Shares
Beneficially    8       Shared Voting Power
 Owned By                  9,450,053 /1/
   Each
Reporting       9       Sole Dispositive Power
   Person                  0
    With
                10      Shared Dispositive Power
                           9,450,053 /1/

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                           9,450,053 /1/

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                           [ ]

13   Percent of Class Represented By Amount in Row (11)

                           26.9%

14   Type of Reporting Person (See Instructions)

          IA

-----------------------------------
/1/ Assuming full conversion of the Series A Convertible Participating Preferred Stock and including: (A) a Warrant to purchase an aggregate of 3,000,000 shares of Common Stock; and (B) a Warrant to purchase 75,009 shares of Common Stock. See Item 5 herein.

                                  SCHEDULE 13D

CUSIP No. 09059N100                                           Page 9 of 70 Pages


1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).

                  SOROS FUND MANAGEMENT LLC

2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                            a. [ ]
                                            b. [X]

3    SEC Use Only

4    Source of Funds (See Instructions)

          AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

          [ ]

6    Citizenship or Place of Organization

          Delaware

                7        Sole Voting Power
 Number of                 0
  Shares
Beneficially    8       Shared Voting Power
 Owned By                  9,450,053 /1/
   Each
Reporting       9       Sole Dispositive Power
   Person                  0
    With
                10      Shared Dispositive Power
                           9,450,053 /1/

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                           9,450,053 /1/

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                           [ ]

13   Percent of Class Represented By Amount in Row (11)

                           26.9%

14   Type of Reporting Person (See Instructions)

          OO; IA

-----------------------------------
/1/ Assuming full conversion of the Series A Convertible Participating Preferred Stock and including: (A) a Warrant to purchase an aggregate of 3,000,000 shares of Common Stock; and (B) a Warrant to purchase 75,009 shares of Common Stock. See Item 5 herein.

                                  SCHEDULE 13D

CUSIP No. 09059N100                                          Page 10 of 70 Pages


1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).

                  PERSEUS EC, LLC

2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                            a. [ ]
                                            b. [X]

3    SEC Use Only

4    Source of Funds (See Instructions)

          AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

          [ ]

6    Citizenship or Place of Organization

          Delaware

                7        Sole Voting Power
 Number of                 0
  Shares
Beneficially    8       Shared Voting Power
 Owned By                  9,450,053 /1/
   Each
Reporting       9       Sole Dispositive Power
   Person                  0
    With
                10      Shared Dispositive Power
                           9,450,053 /1/

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                           9,450,053 /1/

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                           [ ]

13   Percent of Class Represented By Amount in Row (11)

                           26.9%

14   Type of Reporting Person (See Instructions)

          OO

-----------------------------------
/1/ Assuming full conversion of the Series A Convertible Participating Preferred Stock and including: (A) a Warrant to purchase an aggregate of 3,000,000 shares of Common Stock; and (B) a Warrant to purchase 75,009 shares of Common Stock. See Item 5 herein.

                                  SCHEDULE 13D

CUSIP No. 09059N100                                          Page 11 of 70 Pages


1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).

                  PERSEUSPUR, LLC

2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                            a. [ ]
                                            b. [X]

3    SEC Use Only

4    Source of Funds (See Instructions)

          AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

          [ ]

6    Citizenship or Place of Organization

          Delaware

                7        Sole Voting Power
 Number of                 0
  Shares
Beneficially    8       Shared Voting Power
 Owned By                  9,450,053 /1/
   Each
Reporting       9       Sole Dispositive Power
   Person                  0
    With
                10      Shared Dispositive Power
                           9,450,053 /1/

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                           9,450,053 /1/

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                           [ ]

13   Percent of Class Represented By Amount in Row (11)

                           26.9%

14   Type of Reporting Person (See Instructions)

          OO

-----------------------------------
/1/ Assuming full conversion of the Series A Convertible Participating Preferred Stock and including: (A) a Warrant to purchase an aggregate of 3,000,000 shares of Common Stock; and (B) a Warrant to purchase 75,009 shares of Common Stock. See Item 5 herein.

                                                             Page 12 of 70 Pages

               This Amendment No. 2 to Schedule 13D relates to the Common Stock, $0.001 par value per share (the "Shares"), of Bioenvision, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on Schedule 13D, dated May 20, 2002, and Amendment No. 1 thereto, dated January 8, 2003 (together, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 2 is being filed by the Reporting Persons to report the number of Shares which the Reporting Persons may be deemed to beneficially own has decreased by more than one percent of the current amount of outstanding Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.        Identity and Background

               This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               (i) Perseus-Soros BioPharmaceutical Fund, LP, a Delaware limited partnership (the "Purchaser");

               (ii) Perseus-Soros Partners, LLC, a Delaware limited liability company ("Perseus-Soros Partners");

               (iii) Perseus BioTech Fund Partners, LLC, a Delaware limited liability company ("Perseus Partners");

               (iv) SFM Participation, LP, a Delaware limied partnership ("SFM Participation");

               (v) SFM AH LLC, a Delaware limited liability company ("SFM AH");

               (vi) Mr. Frank H. Pearl ("Mr. Pearl");

               (vii) Mr. George Soros ("Mr. Soros");

               (viii) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC");

               (ix) Perseus EC, LLC ("Perseus EC"); a Delaware limited liability company; and

               (x)  Perseuspur,   LLC,  a  Delaware  limited  liability  company
("Perseuspur").

               This Statement relates to the Shares held for the accounts of the Purchaser.

Item 3.        Source and Amount of Funds or Other Consideration

               The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 3.

               The Purchaser expended approximately $2,344,025.00 of its working capital to purchase the securities reported herein as being acquired since March 18, 2004 (60 days prior to the date hereof). This number consists of approximately $2,344,025.00 to purchase 375,044 Shares and warrants (the "May Warrants") to purchase 75,009 Shares pursuant to the Common Stock and Warrant Purchase Agreement, dated as of May 13, 2004 (the "Common Stock and Warrant Purchase Agreement").

                                                             Page 13 of 70 Pages

Item 5.        Interest in Securities of the Issuer

               According to information provided by the Issuer to the Reporting Persons, 26,002,829 Shares were outstanding as of May 14, 2004.

               (a) Each of the Reporting Persons may be deemed the beneficial owner of the 9,450,053 Shares held for the account of the Purchaser (approximately 26.9% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the account of the Purchaser). This number consists of A) 375,044 Shares held for the account of the Purchaser, B) 6,000,000 Shares issuable upon the conversion of 3,000,000 Shares of the Issuer's Series A Convertible Participating Preferred Stock, $0.001 par value per share (the "Series A Preferred Stock") held for the account of the Purchaser, C) 3,000,000 Shares issuable upon the exercise of a warrant held for the account of the Purchaser, and D) 75,009 Shares issuable upon the exercise of the May Warrants held for the account of the Purchaser.

               (b) (i) Each of the Purchaser and Perseus-Soros Partners may be deemed to have the sole power to direct the voting and disposition of the 9,450,053 Shares beneficially owned by the Purchaser assuming the exercise and conversion of all of the securities held for the account of the Purchaser.

                   (ii) Each of Perseus Partners, SFM Participation, SFM AH, Mr. Pearl, Mr. Soros, SFM LLC, Perseus EC and Perseuspur may be deemed to have shared power to direct the voting and disposition of the 9,450,053 Shares beneficially owned by the Purchaser assuming the exercise and conversion of all of the securities held for the account of the Purchaser.

               (c) Except for the transactions set forth in Item 6 herein, all of which were effected in private transactions with the Issuer, there have been no transactions effected with respect to the Shares since March 18, 2004 (60 days prior to the date hereof) by any of the Reporting Persons.

               (d) The partners of the Purchaser have the right to participate in the receipt of dividends from, or proceeds from the sales of, the Shares held for the account of the Purchaser in accordance with their ownership interests in the Purchaser.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Common Stock and Warrant Purchase Agreement
-------------------------------------------

               On May 13, 2004, the Issuer entered into the Common Stock and Warrant Purchase Agreement (a copy of the form of such agreement is incorporated by reference hereto as Exhibit 9 and is incorporated herein by reference in response to this Item 6) with certain investors, including the Purchaser. Pursuant to the terms of the Common Stock and Warrant Purchase Agreement, the Purchaser purchased 375,044 Shares for an aggregate purchase price of approximately $2,344,025.00. Also pursuant to the Common Stock and Warrant Purchase Agreement, the Purchaser received the May Warrants at a rate of one May Warrant for every five Shares purchased under the Common Stock and Warrant Purchase Agreement. As a result, the Purchaser received May Warrants to purchase 75,009 Shares. A copy of the form of the May Warrant is incorporated by reference hereto as Exhibit 10 and is incorporated herein by reference in response to this Item 6.

                                                             Page 14 of 70 Pages

               The foregoing descriptions of the Common Stock and Warrant Purchase Agreement and the May Warrant does not purport to be complete and is qualified in its entirety by the terms of such document which is incorporated herein by reference in response to this Item 6.

Registration Rights Agreement
-----------------------------

               On May 13, 2004, the Issuer entered into a Registration Rights Agreement (the "Registration Rights Agreement") (a copy of the form of such agreement is incorporated by reference hereto as Exhibit 11 and is incorporated herein by reference in response to this Item 6) with the investors that entered into the Common Stock and Warrant Purchase Agreement, including the Purchaser. Pursuant to the Registration Rights Agreement, among other things, the Issuer agreed to prepare and file with the SEC a registration statement (the "Registration Statement") no later than 30 days following the closing of the transactions contemplated in the Common Stock and Warrant Purchase Agreement. The Registration Statement would cover the resale of all Shares and the warrants to purchase Shares issued and issuable pursuant to the Common Stock and Warrant Purchase Agreement.

               The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms of the Registration Rights Agreement, which is incorporated herein by reference in response to this Item 6.

               Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.        Material to be Filed as Exhibits

               The Exhibit Index is incorporated herein by reference.

                                                             Page 15 of 70 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: May 17, 2004               PERSEUS-SOROS BIOPHARMACEUTICAL FUND, LP

                                 By:      Perseus-Soros Partners, LLC
                                          General Partner

                                 By:      SFM Participation, L.P.,
                                          Managing Member

                                 By:      SFM AH LLC
                                          General Partner

                                 By:      Soros Fund Management LLC
                                          Managing Member

                                 By:      /s/ Jodye Anzalotta
                                          -------------------------
                                          Name:  Jodye Anzalotta
                                          Title: Assistant General Counsel


                                 PERSEUS-SOROS PARTNERS, LLC

                                 By:      SFM Participation, L.P.,
                                          Managing Member

                                 By:      SFM AH LLC
                                          General Partner

                                 By:      Soros Fund Management LLC
                                          Managing Member

                                 By:      /s/ Jodye Anzalotta
                                          -------------------------
                                          Name:  Jodye Anzalotta
                                          Title: Assistant General Counsel


                                 PERSEUS BIOTECH FUND PARTNERS, LLC

                                 By:      Perseuspur EC, L.L.C.
                                          Managing Member

                                 By:      Perseuspur, LLC
                                          Member

                                 By:      /s/ Rodd Macklin
                                          -------------------------
                                          Name:  Rodd Macklin
                                          Title: Secretary and Treasurer

                                                             Page 16 of 70 Pages

                                 PERSEUS EC, L.L.C.

                                 By:      Perseuspur, LLC
                                          Member

                                 By:      /s/ Rodd Macklin
                                          -------------------------
                                          Name:  Rodd Macklin
                                          Title: Secretary and Treasurer

                                 PERSEUSPUR, LLC

                                 By:      /s/ Rodd Macklin
                                          -------------------------
                                          Name:  Rodd Macklin
                                          Title: Secretary and Treasurer

                                 FRANK H. PEARL

                                 By:      /s/ Rodd Macklin
                                          -------------------------
                                          Name:  Rodd Macklin
                                          Title: Attorney-in-Fact

                                 SFM PARTICIPATION, L.P.

                                 By:      SFM AH LLC
                                          General Partner

                                 By:      Soros Fund Management LLC
                                          Managing Member

                                 By:      /s/ Jodye Anzalotta
                                          -------------------------
                                          Name:  Jodye Anzalotta
                                          Title: Assistant General Counsel

                                 SFM AH LLC

                                 By:      Soros Fund Management LLC
                                          Managing Member

                                 By:      /s/ Jodye Anzalotta
                                          -------------------------
                                          Name:  Jodye Anzalotta
                                          Title: Assistant General Counsel

                                 GEORGE SOROS

                                 By:      /s/ Jodye Anzalotta
                                          -------------------------
                                          Name:  Jodye Anzalotta
                                          Title: Attorney-in-Fact

                                 SOROS FUND MANAGEMENT LLC

                                 By:      /s/ Jodye Anzalotta
                                          -------------------------
                                          Name:  Jodye Anzalotta
                                          Title: Assistant General Counsel

                                                             Page 17 of 70 Pages


                                  EXHIBIT INDEX



Exhibit                                                                Page No.
-------                                                                --------

9.   Form of the Common Stock and Warrant Purchase Agreement,
     by  and  among  Bioenvision,  Inc. and certain Investors
     set forth therein............................................       18

10.  Form of the  Warrant  to  Purchase  Shares  of  Bioenvision,
     Inc..........................................................       41

11.  Form of the Registration  Rights  Agreement,  by  and  among
     Bioenvision,  Inc.  and  the  Investors  named in the Common
     Stock and Warrant Purchase Agreement.........................       52

                                                             Page 18 of 70 Pages

                                    EXHIBIT 9
                                    ---------

                   COMMON STOCK AND WARRANT PURCHASE AGREEMENT

               THIS COMMON STOCK AND WARRANT PURCHASE AGREEMENT ("Agreement") is made as of this __th day of May, 2004, by and among Bioenvision, Inc., a Delaware corporation (the "Company"), and the Investors set forth on Schedule I affixed hereto, as such Schedule may be amended from time to time in accordance with the terms of this Agreement (each an "Investor" and collectively the "Investors").

                                    Recitals:

               A. The Company desires to raise up to approximately $16,250,000 through the issuance and sale of up to approximately 2,600,000 shares of the Company's common stock, par value $0.001 per share (the "Common Stock"), to the Investors at a per share purchase price of $6.25, together with a warrant to acquire one-fifth of a share of Common Stock, at an exercise price of $7.50, in the form of Exhibit A annexed hereto and made a part hereof (the "Investor Warrants"), for each share of Common Stock purchased by the Investors pursuant to this Agreement (the "Private Placement"); and

               B. The Investors wish to purchase from the Company, and the Company wishes to sell and issue to the Investors, upon the terms and conditions stated in this Agreement, such number of shares of the Company's Common Stock as is set forth next to each such Investor's name on Schedule I affixed hereto; and

               C. The Company has agreed that, upon consummation of the purchase of the Common Stock, the Company will issue to each Investor, or its designee, Investor Warrants to purchase such number of shares of the Company's Common Stock as is set forth next to each such Investor's name on Schedule I affixed hereto; and

               D. The Company has engaged SCO Securities LLC as its placement agent (the "Placement Agent") for the Private Placement on a "best efforts" basis; and

               E. Contemporaneous with the sale of the Common Stock, the parties hereto will enter into a Registration Rights Agreement, in the form attached hereto as Exhibit B (the "Registration Rights Agreement"), pursuant to which, among other things, the Company will agree to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, and applicable state securities laws (the "1933 Act"); and

               F. The Company and the Investors are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by the provisions of Regulation D ("Regulation D"), as promulgated by the U.S. Securities and Exchange Commission (the "SEC") under the 1933 Act, as amended, and Section 4(2) under the 1933 Act.

               NOW, THEREFORE, in consideration of these premises, the mutual promises made herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

     1. Definitions. In addition to those terms defined above and elsewhere in this Agreement, for the purposes of this Agreement, the following terms shall have the meanings set forth in this Section 1:

                                                             Page 19 of 70 Pages


          "Affiliate" means, with respect to any Person, any other Person which directly or indirectly Controls, is Controlled by, or is under common Control with, such Person.

          "Business Day" means a day, other than a Saturday or Sunday, on which banks in New York City are open for the general transaction of business.

          "Common Stock" has the meaning set forth in the Recitals, and also includes any securities into which the Common Stock may be reclassified.

          "Common Stock Equivalents" means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

          "Company's   Knowledge"  means  the  actual  knowledge  of  the  Chief
Executive Officer and the Chief Financial Officer of the Company.

          "Confidential Information" means trade secrets, confidential information and know-how (including but not limited to ideas, formulae, compositions, processes, procedures and techniques, research and development information, computer program code, performance specifications, support documentation, drawings, specifications, designs, business and marketing plans, and customer and supplier lists and related information).

          "Control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

          "Intellectual Property" means all of the following: (i) patents, patent applications, patent disclosures and inventions (whether or not patentable and whether or not reduced to practice); (ii) trademarks, service marks, trade dress, trade names, corporate names, logos, slogans and Internet domain names, together with all goodwill associated with each of the foregoing;
(iii) copyrights and copyrightable works; (iv) registrations, applications and renewals for any of the foregoing; (v) trade secrets, Confidential Information and know-how (including, but not limited to, ideas, formulae, compositions, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, business and marketing plans, and customer and supplier lists and related information); and (vi) computer software (including, but not limited to, data, data bases and documentation).

          "Material Adverse Effect" means a material adverse effect on (i) the assets, liabilities, results of operations, condition (financial or otherwise) or business of the Company and its Subsidiaries taken as a whole, (ii) the ability of the Company to issue and sell the securities contemplated hereby or to perform on a timely basis its obligations under any of the Transaction Documents, or (iii) a material adverse effect on the legality, validity or enforceability of any Transaction Document.

          "Material   Contract"  means  any  contract  of  the  Company  or  any
Subsidiary that was or should have been filed as an exhibit to the SEC Filings pursuant to Item 601(b)(4) or Item 601(b)(10) of Regulation S-K.

          "Person" means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein.

                                                             Page 20 of 70 Pages

          "Placement Agent Agreement" means that certain Agreement, dated as of November 16, 2001, by and between the Company and the Placement Agent.

          "SEC Filings" has the meaning set forth in Section 4.6.

          "Securities" means the Shares, the Warrants and the Warrant Shares.

          "Shares" means the shares of Common Stock being purchased by the Investors hereunder.

          "Subsidiary" has the meaning set forth in Section 4.1.

          "Trading Market" means the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the American Stock Exchange, the New York Stock Exchange, the Nasdaq National Market or the Nasdaq SmallCap Market.

          "Transaction Documents" means this Agreement, the Warrants, the Registration Rights Agreement, and any other documents or agreements executed in connection with the transactions contemplated hereunder.

          "Warrants" means the Investor Warrants and the Placement Agent Warrants (as defined in Section 4.20).

          "Warrant Shares" means the shares of Common Stock issuable upon exercise of the Warrants and the Placement Agent Warrants.

          "1934 Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

     2. Purchase and Sale of the Shares. Subject to the terms and conditions of this Agreement, at the Closing (as defined in Section 3), the Investors listed on Schedule I attached hereto, which Schedule I may be amended from time to time to add additional Investors who agree to purchase Common Stock in the Private Placement by executing a counterpart to this Agreement as of the date hereof (collectively, the "Investors"), shall severally, and not jointly, purchase, and the Company shall sell and issue to the Investors, the Shares in the respective amounts set forth opposite their names on Schedule I affixed hereto, in exchange for the cash consideration set forth opposite their respective names on Schedule I affixed hereto. Also at the Closing, the Company shall issue the Warrants to the Investors, or their respective designees, in such amounts as set forth opposite their respective names on Schedule I affixed hereto.

     3. Closing. On the day of the Closing ("Closing Date"), the Company shall issue to each Investor a certificate or certificates, registered in such name or names as each such Investor may designate, representing the number of shares of Common Stock as is set forth opposite such Investor's name on Schedule I affixed hereto, and Company shall also issue to each such Investor, or such Investor's respective designees, the number of Investor Warrants as is set forth opposite such Investor's name on Schedule I affixed hereto (the "Closing"). The purchase and sale of the Shares and the issuance of the Investor Warrants in the Closing shall take place at such location as the Company and the Placement Agent shall mutually agree.

                                                             Page 21 of 70 Pages

     4. Representations and Warranties of the Company. The Company hereby represents and warrants to the Investors and the Placement Agent on and as of the Closing Date, that, except as set forth in the disclosure schedules concurrently delivered herewith (collectively, the "Disclosure Schedules"):

          4.1. Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries, a complete list of which is set forth in Schedule
4.1 of the Disclosure Schedules ("Subsidiaries"), is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to carry on its business as now conducted and to own its properties. Each of the Company and its Subsidiaries is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the conduct of its business or its ownership or its leasing of property makes such qualification or licensing necessary, unless the failure to so qualify would not have a Material Adverse Effect.

          4.2. Authorization. The Company has all requisite corporate power and authority and has taken all requisite action on the part of the Company, its officers, directors and stockholders necessary for (i) the authorization, execution and delivery of the Transaction Documents, (ii) authorization of the performance of all obligations of the Company under this Agreement or the other Transaction Documents, and (iii) the authorization, issuance (or reservation for issuance) and delivery of the Securities. The Transaction Documents have been duly executed and delivered by the Company and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors' rights generally.

          4.3. Capitalization.

          (a) Schedule 4.3 of the Disclosure Schedules sets forth (i) the authorized capital stock of the Company as of February 23, 2004, (ii) the number of shares of each class of capital stock issued and outstanding, (iii) the number of shares of capital stock issuable pursuant to the Company's stock option plans, and (iv) the number of shares of capital stock issuable and/or reserved for issuance pursuant to securities (other than the Securities) exercisable for, or convertible into or exchangeable for any shares of capital stock of the Company. All of the issued and outstanding shares of the Company's capital stock have been duly authorized and validly issued and are fully paid, nonassessable and free of pre-emptive rights and were issued in full compliance with applicable law and any rights of third parties. All of the issued and outstanding shares of capital stock of each Subsidiary are owned by the Company, beneficially and of record. Except as described on Schedule 4.3 of the Disclosure Schedules or in the SEC Filings, there are no outstanding warrants, options, convertible securities or other rights, agreements or arrangements of any character under which the Company or any Subsidiary is or may be obligated to issue any equity securities of any kind and, except as contemplated by this Agreement, neither the Company nor any Subsidiary is currently in negotiations for the issuance of any equity securities of any kind. Except as described on
Schedule 4.3 of the Disclosure Schedules or in the SEC Filings, and except for the Registration Rights Agreement, there are no voting agreements, buy-sell agreements, option or right of first purchase agreements or other agreements of any kind among the Company and any of the security holders of the Company relating to the securities of the Company. Except as described on Schedule 4.3 of the Disclosure Schedules or in the SEC Filings, the Company has not granted any Person the right to require the Company to register any securities of the Company under the 1933 Act, whether on a demand basis or in connection with the registration of securities of the Company for its own account or for the account of any other Person. No securities issued by the Company from the date of its incorporation to the date hereof were issued in violation of any statutory or common law preemptive rights. There are no dividends which have accrued or been declared but are unpaid on the capital stock of the Company. All taxes required

                                                             Page 22 of 70 Pages

to be paid by the Company in connection with the issuance and any transfers of the Company's capital stock have been paid. All securities of the Company have been issued in all material respects in accordance with the provisions of all applicable securities and other laws. Except as set forth on Schedule 4.3 of the Disclosure Schedules, no Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents. The issue and sale of the Securities will not obligate the Company to issue shares of Common Stock or other securities to any Person (other than the Investors) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under such securities.

          Except as set forth on Schedule 4.3 of the Disclosure Schedules or in the SEC Filings, the Company does not have outstanding shareholder purchase rights or any similar arrangement in effect giving any Person the right to purchase any equity interest in the Company upon the occurrence of certain events.

          4.4. Valid Issuance. The Shares have been duly and validly authorized and, when issued and paid for pursuant to this Agreement, will be validly issued, fully paid and nonassessable, and shall be free and clear of all encumbrances and restrictions, except for restrictions on transfer set forth in the Transaction Documents or imposed by applicable securities laws. The Warrants have been duly and validly authorized. Upon the due exercise of the Warrants in accordance with the terms thereof, the Warrant Shares will be validly issued, fully paid and non-assessable, free and clear of all encumbrances and restrictions, except for restrictions on transfer set forth in the Transaction Documents or imposed by applicable securities laws. The Company has reserved a sufficient number of shares of Common Stock for issuance upon the exercise of the Warrants, free and clear of all encumbrances and restrictions, except for restrictions on transfer set forth in the Transaction Documents or imposed by applicable securities laws.

          4.5. Consents. Except as set forth on Schedule 4.5 of the Disclosure Schedules, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than
(a) the filing with the SEC of the Registration Statement, the application(s) to each Trading Market for the listing of the Shares and Warrant Shares for trading thereon in the time and manner required thereby, Form D and applicable Blue Sky filings and (b) such as have already been obtained or such exemptive filings as are required to be made under applicable securities laws.

          4.6. Delivery of SEC Filings. The Company has provided or made available to the Investors copies of the Company's most recent Annual Report on Form 10-KSB for the fiscal year ended June 30, 2003 (the "10-K"), the Company's quarterly report on Form 10-QSB for the three month period ended December 31, 2003, the Company's Proxy Statement on Schedule 14 filed December 15, 2003, and all other reports or other documents filed by the Company pursuant to the 1933 Act and 1934 Act for the 12 months preceding the date hereof (collectively, the "SEC Filings").

          4.7. Use of Proceeds. The proceeds of the sale of the Shares hereunder shall be used by the Company for sales, research and development and general corporate purposes consistent with its business as of the Closing Date.

          4.8. No Material Adverse Change. Except as identified and described in the SEC Filings or as described on Schedule 4.8(a) of the Disclosure Schedules, since September 30, 2003, there has not been:

                                                             Page 23 of 70 Pages

               (i) any change in the consolidated assets, liabilities, financial condition or operating results of the Company from that reflected in the financial statements included in the SEC Filings, except for changes in the ordinary course of business which have not and could not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate;

               (ii) any material damage, destruction or loss, whether or not covered by insurance to any assets or properties of the Company or its Subsidiaries;

               (iii) any satisfaction or discharge of any lien, claim or encumbrance or payment of any obligation by the Company or a Subsidiary, except in the ordinary course of business and which is not material to the assets, properties, financial condition, operating results, prospects or business of the Company and its Subsidiaries, taken as a whole;

               (iv) any change or amendment to the Company's Articles of Incorporation or by-laws, or material change to any material contract or arrangement by which the Company or any Subsidiary is bound or to which any of their respective assets or properties is subject;

               (v) any material labor difficulties or labor union organizing activities with respect to employees of the Company or any Subsidiary;

               (vi) the loss of the services of any key employee, or material change in the composition or duties of the senior management of the Company or any Subsidiary;

               (vii) any other event or condition of any character that has had or could reasonably be expected to have a Material Adverse Effect;

               (viii) any declaration or making any payment or distribution to stockholders or purchase or redemption of any share of its capital stock or other security other than to directors, officers and employees of the Company or its Subsidiaries as compensation for services rendered to the Company or its Subsidiary (as applicable) or for reimbursement of expenses incurred on behalf of the Company or its Subsidiary (as applicable);

               (ix) any transfer or grant of a right with respect to the patents, trademarks, trade names, service marks, trade secrets, copyrights or other intellectual property rights owned or licensed by the Company or its Subsidiaries, except as among the Company and its Subsidiaries.; or

               (x) any:

          (A) sale, assignment or transfer of any of its intangible assets except in the ordinary course of business, consistent with past practice, or cancellation of any debt or claim except in the ordinary course of business, consistent with past practice;

          (B) waiver of any right of substantial value whether or not in the ordinary course of business; or

          (C) material change in officer compensation, except in the ordinary course of business and consistent with past practice.

          4.9. SEC Filings. At the time of filing thereof, the SEC Filings complied in all material respects with the requirements of the 1933 Act and 1934 Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder, and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made

                                                             Page 24 of 70 Pages

therein, in the light of the circumstances under which they were made, not misleading.

          4.10. No Conflict, Breach, Violation or Default. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated thereby do not and will not conflict with or result in a breach or violation of any of the terms and provisions of, or constitute a default or event that, with notice or lapse of time or both, would become a breach or default under (i) the Company's or any Subsidiary's Articles of Incorporation or the Company's or any Subsidiary's by-laws, each as in effect on the date hereof (true and accurate copies of the Company's Articles of Incorporation and by-laws have been provided to the Investors before the date hereof), or (ii)(a) any material statute, rule, regulation or order of any governmental agency or body or any court, domestic or foreign, having jurisdiction over the Company, its Subsidiaries or any of their respective assets or properties, or (b) except as set forth on Schedule 4.10 of the Disclosure Schedules, any agreement or instrument to which the Company or its Subsidiaries is a party or by which the Company or its Subsidiaries is bound or to which any of their respective assets or properties is subject. The Company is not (with or without the lapse of time or the giving of notice, or both) in breach or default of any Material Contract. Neither the Company nor any of its Subsidiaries has received any notice of the intention of any party to terminate any Material Contract.

          4.11. Tax Matters. Each of the Company and each Subsidiary has timely prepared and filed all tax returns required to have been filed by the Company or such Subsidiary with all appropriate governmental agencies and timely paid all taxes shown thereon or otherwise owed by it. The charges, accruals and reserves on the books of the Company in respect of taxes for all fiscal periods are adequate in all material respects, and there are no material unpaid assessments against the Company or any Subsidiary nor, to the Company's Knowledge, any basis for the assessment of any additional taxes, penalties or interest for any fiscal period or audits by any federal, state or local taxing authority except for any assessment which is not material to the Company and its Subsidiaries, taken as a whole. All taxes and other assessments and levies that the Company or any Subsidiary is required to withhold or to collect for payment have been duly withheld and collected and paid to the proper governmental entity or third party when due. There are no tax liens or claims pending or, to the Company's Knowledge, threatened against the Company or any Subsidiary or any of their respective assets or property. Except as described on Schedule 4.11 of the Disclosure Schedules, there are no outstanding tax sharing agreements or other such arrangements between the Company and any Subsidiary or other corporation or entity. Neither the Company nor any Subsidiary is presently undergoing any audit by a taxing authority, or has waived or extended any statute of limitations at the request of any taking authority.

          4.12. Title to Properties. Except as disclosed in the SEC Filings or as set forth on Schedule 4.12 of the Disclosure Schedules, the Company and each Subsidiary has good and marketable title to all real properties and all other properties and assets owned by it, in each case free from liens, encumbrances and defects that would materially affect the value thereof or materially interfere with the use made or currently planned to be made thereof by them; and except as disclosed in the SEC Filings, the Company and each Subsidiary holds any leased real or personal property under valid and enforceable leases with no exceptions that would materially interfere with the use made or currently planned to be made thereof by them.

          4.13. Licenses; Compliance With FDA and Other Regulatory Requirements.

          (a) The Company and each Subsidiary holds all material authorizations, consents, approvals, franchises, licenses and permits required under applicable law or regulation for the operation of the business of the Company and its Subsidiaries as presently operated (the "Governmental Authorizations"). All the Governmental Authorizations have been duly issued or obtained and are in full

                                                             Page 25 of 70 Pages

force and effect, and the Company and its Subsidiaries are in material compliance with the terms of all the Governmental Authorizations. The Company and its Subsidiaries have not engaged in any activity that, to their knowledge, would cause revocation or suspension of any such Governmental Authorizations. The Company has no knowledge of any facts which could reasonably be expected to cause the Company to believe that the Governmental Authorizations will not be renewed by the appropriate governmental authorities in the ordinary course. Neither the execution, delivery nor performance of this Agreement shall adversely affect the status of any of the Governmental Authorizations.

          (b) Without limiting the generality of the representations and warranties made in sub-paragraph (a) above, the Company represents and warrants that (i) the Company and each of its Subsidiaries is in material compliance with all applicable provisions of the United States Federal Food, Drug and Cosmetic Act and the rules and regulations promulgated thereunder (the "FDC Act") and equivalent laws, rules and regulations in jurisdictions outside the United States in which the Company or its Subsidiaries do business, (ii) its products and those of each of its Subsidiaries that are in the Company's control are not adulterated or misbranded and are in lawful distribution, (iii) all of the products marketed by and within the control of the Company comply in all material respects with any conditions of approval and the terms of the application by the Company to the appropriate Regulatory Authorities, (iv) no Regulatory Authority has initiated legal action with respect to the manufacturing of the Company's products, such as seizures or required recalls, and the Company is in compliance with applicable good manufacturing practice regulations, (v) its products are labeled and promoted by the Company and its representatives in substantial compliance with the applicable terms of the marketing applications submitted by the Company to the Regulatory Authorities and the provisions of the FDC Act and foreign equivalents, (vi) all adverse events that were known to and required to be reported by Company to the Regulatory Authorities have been reported to the Regulatory Authorities in a timely manner, (vii) neither the Company nor any of its Subsidiaries is, to their knowledge, employing or utilizing the services of any individual who has been debarred under the FDC Act or foreign equivalents, (viii) all stability studies required to be performed for products distributed by the Company or any of its Subsidiaries have been completed or are ongoing in material compliance with the applicable Regulatory Authority requirements, (ix) any products exported by the Company or any of its Subsidiaries have been exported in compliance with the FDC Act and (x) the Company and its Subsidiaries are in compliance in all material respects with all applicable provisions of the Controlled Substances Act. For purposes of this Section 4.13, "Regulatory
Authority" means any governmental authority in a country or region that regulates the manufacture or sale of Company's products, including, but not limited to, the United States Food and Drug Administration.

          4.14. No Labor Disputes. No material labor dispute with the employees of the Company or any Subsidiary exists or, to the Company's Knowledge, is imminent.

          4.15. Intellectual Property.

          (a) All Intellectual Property of the Company and its Subsidiaries is currently in compliance with all legal requirements (including timely filings, proofs and payments of fees) and is valid and enforceable. Except as listed on
Schedule 4.15(a) of the Disclosure Schedules or in the SEC Filings, no Intellectual Property of the Company or its Subsidiaries, which is necessary for the conduct of the Company's and each of its Subsidiaries' respective businesses as currently conducted or as currently proposed to be conducted, has been or is now involved in any cancellation, dispute or litigation, and, to the Company's Knowledge, no such action is threatened. Except as listed on Schedule 4.15(a) of the Disclosure Schedules or in the SEC Filings, no patent of the Company or its Subsidiaries has been or is now involved in any interference, reissue, re-examination or opposition proceeding.

          (b) All of the licenses and sublicenses and consent, royalty or other agreements concerning Intellectual Property which are necessary for the conduct

                                                             Page 26 of 70 Pages

of the Company's and each of its Subsidiaries' respective businesses as currently conducted or as currently proposed to be conducted to which the Company or any Subsidiary is a party or by which any of their assets are bound (other than generally commercially available, non-custom, off-the-shelf software application programs having a retail acquisition price of less than $10,000 per license) (collectively, "License Agreements") are valid and binding obligations of the Company or its Subsidiaries that are parties thereto and, to the Company's Knowledge, the other parties thereto, enforceable in accordance with their terms, except to the extent that enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors' rights generally, and there exists no event or condition which will result in a material violation or breach of or constitute (with or without due notice or lapse of time or both) a default by the Company or any of its Subsidiaries under any such License Agreement.

          (c) The Company and its Subsidiaries own or have the valid right to use all of the Intellectual Property that is necessary for the conduct of the Company's and each of its Subsidiaries' respective businesses as currently conducted or as currently proposed to be conducted, free and clear of all liens, encumbrances, adverse claims or obligations to license all such owned Intellectual Property and Confidential Information, other than licenses entered into in the ordinary course of the Company's and its Subsidiaries' businesses. The Company and its Subsidiaries have a valid and enforceable right to use all third party Intellectual Property and Confidential Information used or held for use in the respective businesses of the Company and its Subsidiaries as currently conducted or as currently proposed to be conducted.

          (d) The conduct of the Company's and its Subsidiaries' businesses as currently conducted and as currently proposed to be conducted does not and will not infringe any Intellectual Property rights of any third party or any confidentiality obligation owed to a third party. To the Company's Knowledge, the Intellectual Property and Confidential Information of the Company and its Subsidiaries which are necessary for the conduct of the Company's and each of its Subsidiaries' respective businesses as currently conducted or as currently proposed to be conducted are not being infringed by any third party. Except as set forth on Schedule 4.15(d) of the Disclosure Schedules or in the SEC Filings, there is no litigation or order pending or outstanding or, to the Company's Knowledge, threatened or imminent, that seeks to limit or challenge or that concerns the ownership, use, validity or enforceability of any Intellectual Property or Confidential Information of the Company and its Subsidiaries and the Company's and its Subsidiaries' use of any Intellectual Property or Confidential Information owned by a third party, and, to the Company's Knowledge, there is no valid basis for the same.

          (e) The consummation of the transactions contemplated hereby will not result in the alteration, loss, impairment of or restriction on the Company's or its Subsidiaries' ownership or right to use any of the Intellectual Property or Confidential Information which is necessary for the conduct of the Company's and its Subsidiaries' respective businesses as currently conducted or as currently proposed to be conducted.

          (f) To the Company's knowledge, all software owned by the Company or its Subsidiaries, and, to the Company's Knowledge, all software licensed from third parties by the Company or its Subsidiaries, (i) is free from any material defect, bug, virus, or programming, design or documentation error; (ii) operates and runs in a reasonable and efficient business manner; and (iii) conforms in all material respects to the specifications and purposes thereof.

          (g) The Company and its Subsidiaries have taken reasonable steps to protect the Company's and its Subsidiaries' rights in their Intellectual Property and Confidential Information. Each employee, consultant and contractor

                                                             Page 27 of 70 Pages

who has had access to Confidential Information which is necessary for the conduct of the Company's and its Subsidiaries' respective businesses as currently conducted or as currently proposed to be conducted has executed an agreement to maintain the confidentiality of such Confidential Information and has executed appropriate agreements that are substantially consistent with the Company's standard forms therefor. To the Company's knowledge, there has been no material disclosure of any of the Company's or its Subsidiaries' Confidential Information to any third party without the Company's consent.

          4.16.  Environmental  Matters.  Neither the Company nor any Subsidiary
(i) is in violation of any statute, rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, "Environmental Laws"), (ii) owns or operates any real property contaminated with any substance that is subject to any Environmental Laws, (iii) is liable for any off-site disposal or contamination pursuant to any Environmental Laws, and (iv) is subject to any claim relating to any Environmental Laws; which violation, contamination, liability or claim has had or could reasonably be expected to have a Material Adverse Effect, individually or in the aggregate; and there is no pending or, to the Company's Knowledge, threatened investigation that might lead to such a claim. 4.17. Litigation. Except as disclosed in the SEC Filings, there are no pending actions, suits or proceedings against or affecting the Company, its Subsidiaries or any of its or their properties; and to the Company's Knowledge, no such actions, suits or proceedings are threatened or contemplated before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an "Action"). Neither the Company nor any Subsidiary, nor, to the knowledge of the Company, any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty. To the knowledge of the Company, there has not been and there is not pending any investigation by the SEC involving the Company or any current or former director or officer of the Company. The SEC has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the 1934 Act or the 1933 Act.

          4.18. Financial Statements. The financial statements included in each SEC Filing comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing. Such financial statements fairly present the consolidated financial position of the Company as of the dates shown and its consolidated results of operations and cash flows for the periods shown, and such financial statements have been prepared in conformity with United States generally accepted accounting principles applied on a consistent basis. Except as set forth in the financial statements of the Company included in the SEC Filings filed prior to the date hereof, neither the Company nor any of its Subsidiaries has incurred any liabilities, contingent or otherwise, except those which, individually or in the aggregate, have not had or could not reasonably be expected to have a Material Adverse Effect.

          4.19. Insurance Coverage. The Company and each Subsidiary maintains in full force and effect insurance coverage listed on Schedule 4.19 of the Disclosure Schedules and the Company reasonably believes such insurance coverage is adequate.

          4.20. Brokers and Finders. Except for the cash commission to be paid (the "Cash Placement Agent Fee") and warrants to be issued (the "Placement Agent Warrants") to the Placement Agent pursuant to the terms of the Placement Agent Agreement, no Person will have, as a result of the transactions contemplated by this Agreement, any valid right, interest or claim against or upon the Company, any Subsidiary or any Investor for any commission, fee or other compensation

                                                             Page 28 of 70 Pages

pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Company. For all purposes under this Agreement and the other Transaction Documents, the Placement Agent shall be deemed to be an "Investor" and the Placement Agent Warrants shall be deemed to be "Warrants."

          4.21. No Directed Selling Efforts or General Solicitation. Neither the Company nor any Person acting on its behalf has conducted any "general solicitation" or "general advertising" (as those terms are used in Regulation D) in connection with the offer or sale of any of the Securities.

          4.22. No Integrated Offering. Neither the Company nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any Company security or solicited any offers to buy any security, under circumstances that would adversely affect reliance by the Company on Section 4(2) of the 1933 Act for the exemption from the registration requirements imposed under Section 5 of the 1933 Act for the transactions contemplated hereby or would require such registration under the 1933 Act.

          4.23. Private Placement. Assuming the accuracy of the representations and warranties of the Investors contained in Section 5 hereof, the offer and sale of the Securities to the Investors as contemplated hereby does not require registration of the Securities under the 1933 Act. The issuance and sale of the Securities hereunder does not contravene the rules and regulations of any Trading Market.

          4.24. Transactions with Affiliates. Except as disclosed in SEC Filings made on or prior to the date hereof, none of the officers or directors of the Company and, to the Company's Knowledge, none of the employees of the Company is presently a party to any transaction with the Company or a Subsidiary or to a presently contemplated transaction (other than for services as employees, officers and directors) that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the 1933 Act, without regard to the dollar thresholds contained in such Item.

          4.25 Compliance. Neither the Company nor any Subsidiary (i) is in material default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any material indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived),
(ii) is in violation of any order of any court, arbitrator or governmental body, or (iii) is or has been in violation of any statute, rule or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws applicable to its business.

          4.26 Listing and Maintenance Requirements. The Company has not, in the 12 months preceding the date hereof, received notice from any Trading Market on which the Common Stock is or has been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market. The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements.

          4.27 Disclosure. The Company confirms that neither the Company nor, to its knowledge, any other Person acting on its behalf and at the direction of the Company has provided any of the Investors or their agents or counsel with any information that in the Company's reasonable judgment, at the time such information was furnished, constitutes material, non-public information. The Company understands and confirms that the Investors will rely on the foregoing representations and covenants in effecting transactions in securities of the Company. All disclosure provided to the Investors regarding the Company included in this Agreement and the Disclosure Schedules to this Agreement are true and correct in all material respects.

                                                             Page 29 of 70 Pages

     5. Representations and Warranties of the Investors. Each of the Investors hereby severally, and not jointly, represents and warrants to the Company and the Placement Agent that:

          5.1. Authorization. The execution, delivery and performance by the Investor of the Transaction Documents to which such Investor is a party have been duly authorized and will each constitute the valid and legally binding obligation of the Investor, enforceable against the Investor in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors' rights generally.

          5.2. Purchase Entirely for Own Account. The Securities to be received by the Investor hereunder will be acquired for the Investor's own account, not as nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of the 1933 Act, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the 1933 Act. The Investor is not a registered broker dealer or an entity engaged in the business of being a broker dealer.

          5.3. Investment Experience. The Investor acknowledges that it can bear the economic risk and complete loss of its investment in the Securities and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment contemplated hereby. The Investor is experienced in making private investments in public equities, similar to the purchase of the Securities hereunder.

          5.4. Disclosure of Information. The Investor has had an opportunity to receive all additional information related to the Company requested by it and to ask questions of and receive answers from the Company regarding the Company, its business and the terms and conditions of the offering of the Securities. The Investor acknowledges receipt of copies of and its satisfactory review of the SEC Filings.

          5.5. Restricted Securities. The Investor understands that the Securities are characterized as "restricted securities" under the U.S. federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the 1933 Act only in certain limited circumstances.

          5.6. Legends.

          (a) It is understood that certificates evidencing such Securities may bear the following or any similar legend:

          "The securities represented hereby may not be transferred unless (i) such securities have been registered for sale pursuant to the Securities Act of 1933, as amended, or (ii) the Company has received an opinion of counsel satisfactory to it that such transfer may lawfully be made without registration under the Securities Act of 1933 or qualification under applicable state securities laws."

          (b) If required by the authorities of any state in connection with the issuance of sale of the Securities, the legend required by such state authority.

          (c) Notwithstanding the foregoing, the Company acknowledges and agrees

                                                             Page 30 of 70 Pages

that the Investors may transfer the Securities in compliance with applicable law at any time and that certificates evidencing the Shares and Warrant Shares shall not contain any legend (including without limitation the legend set forth in Section 5.6(a)), (i) following any valid sale of such Shares or Warrant Shares pursuant to Rule 144, or (ii) if such Shares or Warrant Shares are eligible for sale under Rule 144(k). The Company agrees that at such time as such legend is no longer required under this Section 5.6(c)(i), it will, no later than three
(3) Trading Days following the delivery by a Purchaser to the Company or the Company's transfer agent of a certificate representing Shares or Warrant Shares, as the case may be, issued with a restrictive legend, deliver or cause to be delivered to such Investor a certificate representing such Securities that is free from all restrictive and other legends.

          5.7. Accredited. The Investor is an "accredited investor" as defined in Rule 501(a) of Regulation D, as amended, under the 1933 Act.

          5.8. No General Solicitation. The Investor did not learn of the investment in the Securities as a result of any "general advertising" or "general solicitation" as those terms are contemplated in Regulation D, as amended Investor, under the 1933 Act.

          5.9. Brokers and Finders. No Person will have, as a result of the transactions contemplated by this Agreement, any valid right, interest or claim against or upon the Company, any Subsidiary or an Investor for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Investors.

     6. Conditions to Closing.

          6.1. Conditions to the Investors' Obligations. The obligation of the Investors to purchase the Securities at the Closing is subject to the fulfillment to the Placement Agent's satisfaction, on or prior to the Closing Date, of the following conditions:

          (a) The representations and warranties made by the Company in Section 4 hereof shall be true and correct in all material respects at all times prior to and on the Closing Date. The Company shall have performed in all material respects all obligations and conditions herein required to be performed or observed by it on or prior to the Closing Date.

          (b) The Company shall have obtained in a timely fashion any and all consents, permits, approvals, registrations and waivers necessary or appropriate for consummation of the purchase and sale of the Securities, and all of which shall be and remain so long as necessary in full force and effect.

          (c) The Company shall have executed and delivered this Agreement and the Registration Rights Agreement to the Placement Agent (which shall constitute delivery to each Investor).

          (d) No judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued, and no action or proceeding shall have been instituted by any governmental authority, or self-regulatory organization enjoining or preventing the consummation of the transactions contemplated hereby or in the other Transaction Documents.

          (e) The Company shall have delivered a Certificate, executed on behalf of the Company by its Chief Executive Officer or its Chief Financial Officer, dated as of the Closing Date, certifying to the fulfillment of the conditions specified in subsections (a), (b) and (d) of this Section 6.1.

                                                             Page 31 of 70 Pages


          (f) The Company shall have delivered a Certificate, executed on behalf of the Company by its Secretary, dated as of the Closing Date, certifying the resolutions adopted by the Board of Directors of the Company approving the transactions contemplated by this Agreement and the other Transaction Documents and the issuance of the Securities, certifying the current versions of the Articles of Incorporation and by-laws of the Company and certifying as to the signatures and authority of persons signing the Transaction Documents and related documents on behalf of the Company.

          (g) The Investors and the Placement Agent shall have received an opinion from Paul, Hastings, Janofsky & Walker LLP, the Company's counsel, dated as of the Closing Date, in the form attached hereto as Exhibit C.

          (h) The Company shall have delivered, or caused to be delivered to each Investor (i) an original stock certificate evidencing the number of shares of Common Stock purchased by such Investor as described in Schedule I and (ii) an original Warrant certificate, registered in the name of such Investor pursuant to which such Investor shall have the right to purchase up to the number of shares of Common Stock as described in Schedule I.

          6.2. Conditions to Obligations of the Company. The Company's obligation to sell and issue the Securities at the Closing is subject to the fulfillment to the satisfaction of the Company on or prior to the Closing Date of the following conditions, any of which may be waived by the Company:

          (a)  The  representations  and  warranties  made by the  Investors  in
Section 5 hereof shall be true and correct in all material respects when made, and shall be true and correct in all material respects on the Closing Date with the same force and effect as if they had been made on and as of said date.

          (b) The Investors shall have executed and delivered this Agreement and the Registration Rights Agreement to the Placement Agent at or prior to Closing; provided, that, this condition shall be satisfied with respect to each Investor who has executed and delivered this Agreement and the Registration Rights Agreement.

          (c) Each of the Investors shall have delivered to the Company at or prior to Closing the "Aggregate Purchase Price" set forth opposite such Investor's name on Schedule I affixed hereto.

          (d) No judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued, and no action or proceeding shall have been instituted by any governmental authority, or self-regulatory organization enjoining or preventing the consummation of the transactions contemplated hereby or in the other Transaction Documents.

     7. Covenants and Agreements of the Company.

          7.1. Reservation of Common Stock. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of providing for the exercise of the Warrants, such number of shares of Common Stock as shall from time to time equal the number of shares sufficient to permit the exercise of the Warrants (including the Placement Agent Warrants) issued pursuant to this Agreement in accordance with their respective terms. 7.2. No Conflicting Agreements. The Company will not take any action, enter into any agreement or make any commitment that would breach in any material respect the obligations of the Company to the Investors under the Transaction Documents.

                                                             Page 32 of 70 Pages


          7.3. Termination of Certain Covenants. The provisions of Section 7.2 shall terminate and be of no further force and effect upon the date on which the Company's obligations under the Registration Rights Agreement to register and maintain the effectiveness of any registration covering the Registrable Securities (as such term is defined in the Registration Rights Agreement) shall terminate.

          7.4  Furnishing  of   Information.   As  long  as  any  Investor  owns
Securities, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the 1934 Act. Upon the request of any such holder of Securities, the Company shall deliver to such holder a written certification of a duly authorized officer as to whether it has complied with the preceding sentence. The Company further covenants that it will take such further action as any holder of Securities may reasonably request, all to the extent required from time to time to enable such Person to sell such Securities without registration under the 1933 Act within the limitation of the exemptions provided by Rule 144.

          7.5 Integration. The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the 1933 Act) that would be integrated with the offer or sale of the Securities in a manner that would require the registration under the 1933 Act of the sale of the Securities to the Investors or that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market.

          7.6 Publicity. As soon as reasonably practicable following the Closing Date, the Company shall file a Current Report on Form 8-K, disclosing the transactions contemplated hereby and make such other filings and notices in the manner and time required by the SEC. The Company and SCO Securities LLC shall consult with each other in issuing any press releases with respect to the transactions contemplated hereby, and neither the Company nor any Investor nor SCO Securities LLC shall issue any such press release or otherwise make any such public statement without the prior consent of the Company, with respect to any press release of any Investor or SCO Securities LLC, or without the prior consent of SCO Securities LLC, with respect to any press release of the Company, except if such disclosure is required by law, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication.

          7.7 Non-Public Information. The Company covenants and agrees that neither it nor any other Person acting on its behalf will provide any Investor or its agents or counsel with any information that the Company believes constitutes material non-public information, unless prior thereto such Investor shall have executed a written agreement regarding the confidentiality and use of such information. The Company understands and confirms that each Investor shall be relying on the foregoing representations in effecting transactions in securities of the Company.

          7.8 Use of Proceeds. The Company covenants and agrees that the proceeds from the sale of the Common Stock and Warrants shall be used by the Company for working capital and general corporate purposes; under no circumstances shall any portion of the proceeds be applied to:

          (i) the payment of dividends or other distributions on any capital stock of the Company;

          (ii) the purchase of debt or equity securities of any Person, including the Company and its Subsidiaries, except in connection with investment of excess cash in high quality (A1/P1 or better) money market instruments having maturities of one year or less; or

          (iii) any expenditure not related to the business of the Company.

                                                             Page 33 of 70 Pages

          7.9 Reservation of Common Stock. As of the date hereof, the Company has reserved and the Company shall continue to reserve and keep available at all times, free of preemptive rights, a sufficient number of shares of Common Stock for the purpose of enabling the Company to issue Shares pursuant to this Agreement and Warrant Shares pursuant to the Warrants.

          7.10 Listing of Common Stock. The Company hereby agrees to use commercially reasonable efforts to maintain the listing of the Common Stock on the American Stock Exchange or any applicable Trading Market, and, if required, as soon as reasonably practicable following the Closing to list the applicable Shares and Warrant Shares on the American Stock Exchange or any applicable Trading Market. The Company further agrees, if the Company applies to have the Common Stock traded on any other Trading Market, it will include in such application the Shares and the Warrant Shares, and will take such other action as is necessary to cause the Shares and Warrant Shares to be listed on such other Trading Market as promptly as possible.

          7.11 Securities Law Compliance. The Company shall timely prepare and file with the SEC the form of notice of the sale of securities pursuant to the requirements of Regulation D regarding the sale of the Common Stock and Warrants under this Agreement.

     8. Survival and Indemnification.

          8.1. Survival. All representations, warranties, covenants and agreements contained in this Agreement shall be deemed to be representations, warranties, covenants and agreements as of the date hereof and shall survive the Closing Date for a period of eighteen (18) months; provided, however, that the provisions contained in Section 7 hereof shall survive in accordance therewith. The Company's representations and warranties shall in no way be affected or diminished in any way by any investigation of (or failure to investigate) the subject matter thereof made by or on behalf of the Investors.

          8.2. Indemnification. The Company agrees to indemnify and hold harmless, each Investor and the Placement Agent and its respective Affiliates and the directors, officers and employees, the Placement Agent and their respective Affiliates, from and against any and all losses, claims, damages, liabilities and expenses (including without limitation reasonable attorney fees and disbursements and other expenses incurred in connection with investigating, preparing or defending any action, claim or proceeding, pending or threatened and the costs of enforcement hereof) (collectively, "Losses") to which such Person may become subject as a result of any breach of representation, warranty, covenant or agreement made by, or to be performed on the part of, the Company under the Transaction Documents, and will reimburse any such Person for all such amounts as they are incurred by such Person.

          8.3. Conduct of Indemnification Proceedings. Promptly after receipt by any Person (the "Indemnified Person") of notice of any demand, claim or circumstances which would or might give rise to a claim or the commencement of any action, proceeding or investigation in respect of which indemnity may be sought pursuant to Section 8.2, such Indemnified Person shall promptly notify the Company in writing and the Company shall assume the defense thereof, including the employment of counsel reasonably satisfactory to such Indemnified Person, and shall assume the payment of all fees and expenses; provided, however, that the failure of any Indemnified Person so to notify the Company shall not relieve the Company of its obligations hereunder except to the extent that the Company is actually and materially prejudiced by such failure to notify. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless: (i) the Company and the Indemnified Person shall have mutually agreed to the retention of such counsel; or (ii) in the reasonable judgment of counsel to such Indemnified Person representation of both parties by the same counsel would be inappropriate due to actual or potential conflicts of interest between them. The Company shall not be

                                                             Page 34 of 70 Pages

liable for any settlement of any proceeding effected without its written consent, which consent shall not be unreasonably withheld, delayed or conditioned, but if settled with such consent, or if there be a final judgment for the plaintiff, the Company shall indemnify and hold harmless such Indemnified Person from and against any Losses by reason of such settlement or judgment. Without the prior written consent of the Indemnified Person, which consent shall not be unreasonably withheld, delayed or conditioned, the Company shall not effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Person from all liability arising out of such proceeding.

     9. Miscellaneous.

          9.1. Successors and Assigns. This Agreement may not be assigned by a party hereto without the prior written consent of the Company or the Investors, as applicable; provided, however, that an Investor may assign its rights and delegate its duties hereunder in whole or in part to an Affiliate or to a third party acquiring some or all of its Securities in a private transaction effected in compliance with applicable laws (including applicable securities laws)
without the prior written consent of the Company or the other Investors, after notice duly given by such Investor to the Company, provided, that no such assignment or obligation shall affect the obligations of such Investor hereunder. The provisions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Except for Placement Agent, which is an express intended third party beneficiary of this Agreement, nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

          9.2. Counterparts; Faxes. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed via facsimile, which shall be deemed an original.

          9.3. Titles and Subtitles; Interpretation. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. Throughout this Agreement, where a form of the word "include" occurs, it shall be deemed to be followed by the phrase "without limitation."

          9.4. Notices. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given as hereinafter described (i) if given by personal delivery, then such notice shall be deemed given upon such delivery, (ii) if given by telex or telecopier, then such notice shall be deemed given upon receipt of confirmation of complete transmittal, (iii) if given by mail, then such notice shall be deemed given upon the earlier of (A) receipt of such notice by the recipient or (B) three days after such notice is deposited in first class mail, postage prepaid, and (iv) if given by an internationally recognized overnight air courier, then such notice shall be deemed given one day after delivery to such carrier. All notices shall be addressed to the party to be notified at the address as follows, or at such other address as such party may designate by ten days' advance written notice to the other party:

                                                             Page 35 of 70 Pages



If to the Company:

                              Bioenvision, Inc.
                              509 Madison Avenue,
                              Suite 404
                              New York, New York 10022
                              Attention:  David P. Luci, General Counsel
                              Fax:  212-750-6777

                     With a copy to:

                              Paul, Hastings, Janofsky & Walker LLP
                              75 E. 55th Street
                              New York, New York 10022
                              Attention:  Luke P. Iovine, III, Esq.
                              Fax:  212-319-4090

                     If to any of the Investors:

                              to the addresses set forth on Schedule I hereto.

                     With a copy to:

                              SCO Securities LLC
                              1285 Avenue of the Americas
                              35th Floor
                              New York, New York 10019
                              Attn:  Mr. Jeffrey B. Davis, President
                              Fax:  212-554-4058

          9.5. Expenses. The Company shall be responsible for the payment of the Investors' reasonable and documented legal fees and other third-party expenses relating to the preparation, negotiation and execution of this Agreement and the Transaction Documents and the consummation of the transactions contemplated herein.

          9.6. Amendments and Waivers. No term of this Agreement may be amended and the observance of any term of this Agreement shall not be waived (either generally or in a particular instance and either retroactively or prospectively), without the prior written consent of the Company and the Placement Agent; provided, however, that any provision hereof which impairs the rights or increases the obligations of a specific Investor shall not be amended or waived without the prior written consent of the Company, the Placement Agent and that particular Investor; provided, further, that any provision affecting the rights or obligations of Placement Agent, shall not be waived or amended without the prior written consent of the Placement Agent. Any amendment or waiver effected in accordance with this Section 9.6 shall be binding upon each holder of any Securities purchased under this Agreement at the time outstanding, each future holder of all such Securities, and the Company.

          9.7. Publicity. No public release or announcement concerning the transactions contemplated hereby shall be issued by the Company or the Investors without the prior consent of the Company (in the case of a release or announcement by the Investors) or the Placement Agent, as representative of the Investors (in the case of a release or announcement by the Company) (which consents shall not be unreasonably withheld), except as such release or

                                                             Page 36 of 70 Pages

announcement may be required by law or the applicable rules or regulations of any securities exchange or securities market on which the Securities are then listed and trading, in which case the Company or the Placement Agent, as the case may be, shall allow the Investors or the Company, as applicable, to the extent reasonably practicable in the circumstances, reasonable time to comment on such release or announcement in advance of such issuance.

          9.8. Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof but shall be interpreted as if it were written so as to be enforceable to the maximum extent permitted by applicable law, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereby waive any provision of law which renders any provision hereof prohibited or unenforceable in any respect.

          9.9. Entire Agreement. This Agreement, including the Schedules, Exhibits and the Disclosure Schedules, and the other Transaction Documents constitute the entire agreement among the parties hereof with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof. Prior drafts or versions of this Agreement shall not be used to interpret this Agreement.

          9.10. Further Assurances. The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.

          9.11. Governing Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the choice of law principles thereof. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of New York located in New York County and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

          9.12 Replacement of Securities. If any certificate or instrument evidencing any Shares or Warrant Shares is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and customary and reasonable indemnity, if requested by the Company.

          9.13 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Investors and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agrees to waive in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

                                                             Page 37 of 70 Pages


          9.14 Independent Nature of Purchasers' Obligations and Rights. The obligations of each Investor under any Transaction Document are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance of the obligations of any other Investor under any Transaction Document. Nothing contained herein or in any Transaction Document, and no action taken by any Investor pursuant thereto, shall be deemed to constitute the Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Document. Each Investor shall be entitled to independently protect and enforce its rights, including without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Investor to be joined as an additional party in any proceeding for such purpose. Each Investor acknowledges that it has been represented by its own separate legal counsel in its review and negotiation of the Transaction Documents. For reasons of administrative convenience only, the Investors and their respective counsel have chosen to communicate with the Company through Wiggin and Dana LLP, but Investors acknowledge that such counsel does not represent any of the Investors in this transaction other than SCO Securities LLC. The Company has elected to provide all Investors with the same terms and Transaction Documents for the convenience of the Company and not because it was required or requested to do so by the Investors.

          9.15 Waiver of Trial by Jury. THE PARTIES HERETO IRREVOCABLY WAIVE TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.






                            [signature page follows]

                                                             Page 38 of 70 Pages


                            [Company Signature Page]

          IN  WITNESS  WHEREOF,  the  undersigned  has  executed  this  Purchase
Agreement or caused its duly authorized officers to execute this Purchase Agreement as of the date first above written.

                              BIOENVISION, INC.



                              By:
                                 -----------------------------------------------
                              Name:  David P. Luci
                              Title: Chief Financial Officer and
                                     General Counsel

                                                             Page 39 of 70 Pages


                            [Investor Signature Page]

     IN WITNESS WHEREOF, the undersigned has executed this Purchase Agreement or caused its duly authorized officers to execute this Purchase Agreement as of the date first above written.


Date:
      -------------------

IF AN INDIVIDUAL:                           IF A CORPORATION, PARTNERSHIP,
                                              TRUST, ESTATE OR OTHER ENTITY:
-----------------------------------
(Signature)
                                            ------------------------------------
                                            Print name of entity
-----------------------------------
(Printed Name)                              By:
                                                --------------------------------
                                                Name:
                                                      --------------------------
                                                Title:
                                                      --------------------------

Address:                                    Address:

-----------------------------------         -----------------------------------

-----------------------------------         -----------------------------------

-----------------------------------         -----------------------------------

Aggregate dollar amount of shares of Common Stock committed to be purchased pursuant to the terms of the Agreement:

[Insert dollar amount] $___________________ (the "Investment Amount").

                                                             Page 40 of 70 Pages

                                   SCHEDULE I

                                    Investors

------------------------ --------------------  -----------------  --------------
          Name            Number of Shares of     Number of         Aggregate
     of Investor             Common Stock      Investor Warrants  Purchase Price
------------------------ --------------------  -----------------  --------------

Fax:
Phone:

------------------------ --------------------  -----------------  --------------

Fax:
Phone:

------------------------ --------------------  -----------------  --------------

------------------------ --------------------  -----------------  --------------

                                                             Page 41 of 70 Pages

                                   EXHIBIT 10
                                   ----------

THIS WARRANT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION FROM REGISTRATION UNDER THE FOREGOING LAWS.

THIS WARRANT SHALL BE VOID AFTER 5:00 P.M. EASTERN TIME ON MAy 13, 2004 (THE "EXPIRATION DATE").

No. ____

                               BIOENVISION, INC.

                 WARRANT TO PURCHASE [insert number] SHARES OF
                    COMMON STOCK, PAR VALUE $0.001 PER SHARE

          FOR VALUE RECEIVED, [insert holder's name] ("Warrantholder"), is entitled to purchase, subject to the provisions of this Warrant, from Bioenvision, Inc., a Delaware corporation ("Company"), at any time not later than 5:00 P.M., Eastern time, on the Expiration Date (as defined above), one-fifth of a share of Common Stock, at an exercise price of $7.50 (the exercise price in effect being herein called the "Warrant Price"), [insert number] shares ("Warrant Shares") of the Company's Common Stock, par value $0.001 per share ("Common Stock"). The number of Warrant Shares purchasable upon exercise of this Warrant and the Warrant Price shall be subject to adjustment from time to time as described herein. Capitalized terms used herein and not defined have the respective meanings given to them in that certain Purchase Agreement, dated the date hereof, by and among the Company, the holder and the other parties named therein.

     Section 1. Registration. The Company shall maintain books for the transfer and registration of the Warrant. Upon the initial issuance of this Warrant, the Company shall issue and register the Warrant in the name of the Warrantholder.

     Section 2. (a) Transfers. As provided herein, this Warrant may be transferred only pursuant to a registration statement filed under the Securities Act of 1933, as amended (the "Securities Act"), or an exemption from such registration. Subject to such restrictions, the Company shall transfer this Warrant from time to time upon the books to be maintained by the Company for that purpose, upon surrender thereof for transfer properly endorsed or accompanied by appropriate instructions for transfer and such other documents as may be reasonably required by the Company, including, if required by the Company, an opinion of its counsel to the effect that such transfer is exempt from the registration requirements of the Securities Act, to establish that such transfer is being made in accordance with the terms hereof, and a new Warrant shall be issued to the transferee and the surrendered Warrant shall be canceled by the Company.

          (b) Division and Combination; Expenses; Books. This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office or agency of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Warrantholder or its agent or attorney. Subject to compliance with
Section 2(a) as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. Subject to the foregoing, the Company shall prepare, issue and deliver at its own expense the new Warrant or Warrants under this Section 2(b). The Company agrees to maintain, at its aforesaid office or agency, books for the registration and the registration of transfer of the Warrants.

     Section 3. Exercise of Warrant.

          (a) Subject to the provisions hereof, the Warrantholder may exercise this Warrant in whole or in part at any time prior to its expiration upon surrender of the Warrant, together with delivery of the duly executed Warrant exercise form attached hereto as Appendix A (the "Exercise Agreement") and payment by cash, certified check or wire transfer of funds for the aggregate Warrant Price for that number of Warrant Shares then being purchased, to the Company during normal business hours on any business day at the Company's principal executive offices (or such other office or agency of the Company as it may designate by notice to the holder hereof). The Warrant Shares so purchased shall be deemed to be issued to the holder hereof or such holder's designee, as the record owner of such shares, as of the close of business on the date on which this Warrant shall have been surrendered (or evidence of loss, theft or destruction thereof and security or indemnity satisfactory to the Company), the Warrant Price shall have been paid and the completed Exercise Agreement shall

                                                             Page 42 of 70 Pages

have been delivered. Certificates for the Warrant Shares so purchased, representing the aggregate number of shares specified in the Exercise Agreement, shall be delivered to the holder hereof within a reasonable time, not exceeding three (3) business days, after this Warrant shall have been so exercised. The certificates so delivered shall be in such denominations as may be requested by the holder hereof and shall be registered in the name of such holder or such other name as shall be designated by such holder. If this Warrant shall have been exercised only in part, then, unless this Warrant has expired, the Company shall, at its expense, at the time of delivery of such certificates, deliver to the holder a new Warrant representing the number of shares with respect to which this Warrant shall not then have been exercised. As used in this Agreement, "business day" means a day, other than a Saturday or Sunday, on which banks in New York City are open for the general transaction of business.

          (b) Notwithstanding anything herein to the contrary, in no event shall the Warrantholder be entitled to exercise any portion of this Warrant in excess of that portion of this Warrant upon exercise of which the sum of (1) the number of shares of Common Stock beneficially owned by the Warrantholder and its Affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unexercised portion of the Warrant or the unexercised or unconverted portion of any other security of the Warrantholder subject to a limitation on conversion analogous to the limitations contained herein) and (2) the number of shares of Common Stock issuable upon the exercise of the portion of this Warrant with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Warrantholder and its Affiliates of more than 9.99% of the then outstanding shares of Common Stock. As used herein, the term "Affiliate" means any person or entity that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a person or entity, as such terms are used in and construed under Rule 144 under the Securities Act. For purposes of the proviso to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Regulations 13D-G thereunder, except as otherwise provided in clause (1) of such proviso. The Warrantholder may waive the limitations set forth herein by sixty-one (61) days written notice to the Company.

     Section 4. Compliance with the Securities Act of 1933. The Company may cause the legend set forth on the first page of this Warrant to be set forth on each Warrant or similar legend on any security issued or issuable upon exercise of this Warrant, unless counsel for the Company is of the opinion as to any such security that such legend is unnecessary.

     Section 5. Payment of Taxes. The Company will pay any documentary stamp taxes attributable to the initial issuance of Warrant Shares issuable upon the exercise of the Warrant; provided, however, that the Company shall not be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issuance or delivery of any certificates for Warrant Shares in a name other than that of the registered holder of this Warrant in respect of which such shares are issued, and in such case, the Company shall not be required to issue or deliver any certificate for Warrant Shares or any Warrant until the person requesting the same has paid to the Company the amount of such tax or has established to the Company's reasonable satisfaction that such tax has been paid. The holder shall be responsible for income taxes due under federal, state or other law, if any such tax is due.

     Section 6. Mutilated or Missing Warrants. In case this Warrant shall be mutilated, lost, stolen, or destroyed, the Company shall issue in exchange and substitution of and upon cancellation of the mutilated Warrant, or in lieu of and substitution for the Warrant lost, stolen or destroyed, a new Warrant of like tenor and for the purchase of a like number of Warrant Shares, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction of the Warrant, and with respect to a lost, stolen or destroyed Warrant, reasonable indemnity or bond with respect thereto, if requested by the Company.

                                                             Page 43 of 70 Pages

     Section 7. Reservation of Common Stock. The Company hereby represents and warrants that there have been reserved, and the Company shall at all applicable times keep reserved until issued (if necessary) as contemplated by this Section 7, out of the authorized and unissued shares of Common Stock, sufficient shares to provide for the exercise of the rights of purchase represented by this Warrant. The Company agrees that all Warrant Shares issued upon due exercise of the Warrant shall be, at the time of delivery of the certificates for such Warrant Shares, duly authorized, validly issued, fully paid and non-assessable shares of Common Stock of the Company and not subject to preemptive rights. Before taking any action which would cause an adjustment reducing the Warrant Price below the then par value, if any, of the shares of Common Stock issuable upon exercise of the Warrants, the Company shall take any corporate action which may be necessary in order that the Company may validly and legally issue fully paid and non-assessable shares of such Common Stock at such adjusted Warrant Price.

     Section 8.  Adjustments.  Subject and  pursuant to the  provisions  of this
Section 8, the Warrant Price and number of Warrant Shares subject to this Warrant shall be subject to adjustment from time to time as set forth hereinafter.

          (a) If the Company shall, at any time or from time to time while this Warrant is outstanding, pay a dividend or make a distribution on its Common Stock in shares of Common Stock, subdivide its outstanding shares of Common Stock into a greater number of shares or combine its outstanding shares of Common Stock into a smaller number of shares or issue by reclassification of its outstanding shares of Common Stock any shares of its capital stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing corporation), then the number of Warrant Shares purchasable upon exercise of the Warrant and the Warrant Price in effect immediately prior to the date upon which such change shall become effective, shall be adjusted by the Company so that the Warrantholder thereafter exercising the Warrant shall be entitled to receive the number of shares of Common Stock or other capital stock which the Warrantholder would have received if the Warrant had been fully exercised immediately prior to such event upon payment of a Warrant Price that has been adjusted to reflect a fair allocation of the economics of such event to the Warrantholder. Such adjustments shall be made successively whenever any event listed above shall occur.

          (b) If any capital reorganization, reclassification of the capital stock of the Company, consolidation or merger of the Company with another corporation in which the Company is not the survivor, or sale, transfer or other disposition of all or substantially all of the Company's assets to another corporation shall be effected, then, the Company shall use its best efforts to ensure that lawful and adequate provision shall be made whereby each Warrantholder shall thereafter have the right to purchase and receive upon the basis and upon the terms and conditions herein specified and in lieu of the Warrant Shares immediately theretofore issuable upon exercise of the Warrant, such shares of stock, securities or assets as would have been issuable or payable with respect to or in exchange for a number of Warrant Shares equal to the number of Warrant Shares immediately theretofore issuable upon exercise of the Warrant, had such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition not taken place, and in any such case appropriate provision shall be made with respect to the rights and interests of each Warrantholder to the end that the provisions hereof (including, without limitation, provision for adjustment of the Warrant Price) shall thereafter be applicable, as nearly equivalent as may be practicable in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise thereof. The Company shall not effect any such consolidation, merger, sale, transfer or other disposition unless prior to or simultaneously with the consummation thereof the successor corporation (if other than the Company) resulting from such consolidation or merger, or the corporation purchasing or otherwise acquiring such assets or other appropriate corporation or entity shall assume the obligation to deliver to the holder of the Warrant, at the last address of such holder appearing on the books of the Company, such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to purchase, and the other obligations under this Warrant. The provisions of this paragraph (b) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales, transfers or other dispositions.

                                                             Page 44 of 70 Pages

          (c) In case the Company shall fix a payment date for the making of a distribution to all holders of Common Stock (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing corporation) of evidences of indebtedness or assets (other than cash dividends or cash distributions payable out of consolidated earnings or earned surplus or dividends or distributions referred to in Section 8(a)), or subscription rights or warrants, the Warrant Price to be in effect after such payment date shall be determined by multiplying the Warrant Price in effect immediately prior to such payment date by a fraction, the numerator of which shall be the total number of shares of Common Stock outstanding multiplied by the Market Price (as defined below) per share of Common Stock immediately prior to such payment date, less the fair market value (as determined by the Company's Board of Directors in good faith) of said assets or evidences of indebtedness so distributed, or of such subscription rights or warrants, and the denominator of which shall be the total number of shares of Common Stock outstanding multiplied by such Market Price per share of Common Stock immediately prior to such payment date. "Market Price" as of a particular date (the "Valuation Date") shall mean the following: (p) if the Common Stock is then listed on a national stock exchange, the Market Price shall be the closing sale price of one share of Common Stock on such exchange on the last trading day prior to the Valuation Date, provided that if such stock has not traded in the prior ten (10) trading sessions, the Market Price shall be the average closing price of one share of Common Stock in the most recent ten (10) trading sessions during which the Common Stock has traded; (q) if the Common Stock is then included in The Nasdaq Stock Market, Inc. ("Nasdaq"), the Market Price shall be the closing sale price of one share of Common Stock on Nasdaq on the last trading day prior to the Valuation Date or, if no such closing sale price is available, the average of the high bid and the low ask price quoted on Nasdaq as of the end of the last trading day prior to the Valuation Date, provided that if such stock has not traded in the prior ten (10) trading sessions, the Market Price shall be the average closing price of one share of Common Stock in the most recent ten (10) trading sessions during which the Common Stock has traded; (s) if the Common Stock is then included in the Over-the-Counter Bulletin Board, the Market Price shall be the closing sale price of one share of Common Stock on the Over-the-Counter Bulletin Board on the last trading day prior to the Valuation Date or, if no such closing sale price is available, the average of the high bid and the low ask price quoted on the Over-the-Counter Bulletin Board as of the end of the last trading day prior to the Valuation Date, provided that if such stock has not traded in the prior ten (10) trading sessions, the Market Price shall be the average closing price of one share of Common Stock in the most recent ten (10) trading sessions during which the Common Stock has traded, (t) if the Common Stock is then included in the "pink sheets," the Market Price shall be the closing sale price of one share of Common Stock on the "pink sheets" on the last trading day prior to the Valuation Date or, if no such closing sale price is available, the average of the high bid and the low ask price quoted on the "pink sheets" as of the end of the last trading day prior to the Valuation Date, provided that if such stock has not traded in the prior ten
(10) trading sessions, the Market Price shall be the average closing price of one share of Common Stock in the most recent ten (10) trading sessions during which the Common Stock has traded. The Board of Directors of the Company shall respond promptly, in writing, to an inquiry by the Warrantholder prior to the exercise hereunder as to the Market Price of a share of Common Stock as determined by the Board of Directors of the Company.

          (d) In the event that, as a result of an adjustment made pursuant to this Section 8, the holder of this Warrant shall become entitled to receive any shares of capital stock of the Company other than shares of Common Stock, the number of such other shares so receivable upon exercise of this Warrant shall be subject thereafter to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Warrant Shares contained in this Warrant.

                                                             Page 45 of 70 Pages

          (e) Other Action Affecting Common Stock. In case at any time or from time to time the Company shall take any action in respect of its Common Stock, other than the payment of dividends permitted by Section 8 or any other action described in Section 8, then, unless such action will not have a materially adverse effect upon the rights of the holder of this Warrant, the number of shares of Common Stock or other stock into which this Warrant is exercisable and/or the purchase price thereof shall be adjusted in such manner as may be equitable in the circumstances.

          (f) Certain Limitations. Notwithstanding anything herein to the contrary, the Company agrees not to enter into any transaction which, by reason of any adjustment hereunder, would cause the Current Warrant Price to be less than the par value per share of Common Stock.

     Section 9. Fractional Interest. The Company shall not be required to issue fractions of Warrant Shares upon the exercise of this Warrant. If any fractional share of Common Stock would, except for the provisions of the first sentence of this Section 9, be deliverable upon such exercise, the Company, in lieu of delivering such fractional share, shall pay to the exercising holder of this Warrant an amount in cash equal to the Market Price of such fractional share of Common Stock on the date of exercise.

     Section 10. Benefits. Nothing in this Warrant shall be construed to give any person, firm or corporation (other than the Company and the Warrantholder) any legal or equitable right, remedy or claim, it being agreed that this Warrant shall be for the sole and exclusive benefit of the Company and the Warrantholder.

     Section 11. Notices to Warrantholders.

          11.1 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Current Warrant Price, the Company, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to the holder of this Warrant a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of the holder of this Warrant, furnish or cause to be furnished to such holder a like certificate setting forth
(i) such adjustments and readjustments, (ii) the Current Warrant Price at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, or other property which at the time would be received upon the exercise of Warrants owned by such holder.

          11.2. Notice of Corporate Action.

          If at any time:

          (a) the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend (other than a cash dividend payable out of earnings or earned surplus legally available for the payment of dividends under the laws of the jurisdiction of incorporation of the Company) or other distribution, or any right to subscribe for or purchase any evidences of its indebtedness, any shares of stock of any class or any other securities or property, or to receive any other right, or

          (b) there shall be any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any consolidation or merger of the Company with, or any sale, transfer or other disposition of all or substantially all the property, assets or business of the Company to, another corporation, or

                                                             Page 46 of 70 Pages

          (c) there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company; or

          (d) the Company shall cause the holders of its Common Stock to be entitled to receive (i) any dividend or other distribution of cash, (ii) any evidences of its indebtedness, or (iii) any shares of stock of any class or any other securities or property or assets of any nature whatsoever (other than cash or additional shares of Common Stock as provided in Section 4.1 hereof); or (iv) any warrants or other rights to subscribe for or purchase any evidences of its indebtedness, any shares of stock of any class or any other securities or property or assets of any nature whatsoever;

then, in any one or more of such cases, the Company shall give to the holder (i) at least ten (10) days' prior written notice of the date on which a record date shall be selected for such dividend, distribution or right or for determining rights to vote in respect of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up, and (ii) in the case of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up, at least fifteen (15) days' prior written notice of the date when the same shall take place. Such notice in accordance with the foregoing clause also shall specify (i) the date on which any such record is to be taken for the purpose of such dividend, distribution or right, the date on which the holders of Common Stock shall be entitled to any such dividend, distribution or right, and the amount and character thereof, and (ii) the date on which any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up is to take place and the time, if any such time is to be fixed, as of which the holders of Common Stock shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up. Each such written notice shall be sufficiently given if addressed to the holder at the last address of the holder appearing on the books of the Company and delivered in accordance with Section 13.

          11.3 Notices of Adjustments. Upon the happening of any event requiring an adjustment of the Warrant Price, the Company shall promptly give written notice thereof to the Warrantholder at the address appearing in the records of the Company, stating the adjusted Warrant Price and the adjusted number of Warrant Shares resulting from such event and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Failure to give such notice to the Warrantholder or any defect therein shall not affect the legality or validity of the subject adjustment.

          Section 12. Identity of Transfer Agent. The Transfer Agent for the Common Stock is Liberty Transfer Co. Upon the appointment of any subsequent transfer agent for the Common Stock or other shares of the Company's capital stock issuable upon the exercise of the rights of purchase represented by the Warrant, the Company will mail to the Warrantholder a statement setting forth the name and address of such transfer agent.

          Section 13. Notices. Unless otherwise provided, any notice required or permitted under this Warrant shall be given in writing and shall be deemed effectively given as hereinafter described (i) if given by personal delivery, then such notice shall be deemed given upon such delivery, (ii) if given by telex or facsimile, then such notice shall be deemed given upon receipt of confirmation of complete transmittal, (iii) if given by mail, then such notice shall be deemed given upon the earlier of (A) receipt of such notice by the recipient or (B) three days after such notice is deposited in first class mail, postage prepaid, and (iv) if given by an internationally recognized overnight air courier, then such notice shall be deemed given one day after delivery to such carrier. All notices shall be addressed as follows: if to the Warrantholder, at its address as set forth in the Company's books and records and, if to the Company, at the address as follows, or at such other address as the Warrantholder or the Company may designate by ten days' advance written notice to the other:

                     If to the Company:

                              Bioenvision, Inc.
                              509 Madison Avenue, Suite 404
                              New York, NY  10022
                              Attention:  David P. Luci
                              Fax:  212-750-6777

                                                             Page 47 of 70 Pages

                     With a copy to:

                              Paul, Hastings, Janofsky & Walker LLP
                              75 East 55th Street
                              New York, NY  10022
                              Attention:  Luke P. Iovine, III, Esq.
                              Fax: 212-319-4090

     Section 14. Registration Rights. The initial holder of this Warrant is entitled to the benefit of certain registration rights with respect to the shares of Common Stock issuable upon the exercise of this Warrant as provided in the Registration Rights Agreement, and any subsequent holder hereof shall be entitled to such rights to the extent provided in the Registration Rights Agreement.

     Section 15. Successors. All the covenants and provisions hereof by or for the benefit of the Warrantholder shall bind and inure to the benefit of its respective successors and assigns hereunder.

     Section 16. Governing Law. This Warrant shall be governed by, and construed in accordance with, the internal laws of the State of New York, without reference to the choice of law provisions thereof. The Company and, by accepting this Warrant, the Warrantholder, each irrevocably submits to the exclusive jurisdiction of the courts of the State of New York located in New York County and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Warrant and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Warrant. The Company and, by accepting this Warrant, the Warrantholder, each irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. The Company and, by accepting this Warrant, the Warrantholder, each irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

     Section 17. No Rights as Shareholder. Prior to the exercise of this Warrant, the Warrantholder shall not have or exercise any rights as a shareholder of the Company by virtue of its ownership of this Warrant.

     Section 18. Cashless Exercise. Notwithstanding anything to the contrary contained herein, the Warrantholder may elect to receive, without the payment by the Warrantholder of the aggregate Warrant Price in respect of the shares of Common Stock to be acquired upon exercise hereof, shares of Common Stock equal to the value of this Warrant or any portion hereof being exercised pursuant to this Section 18 by the surrender of this Warrant (or such portion of this Warrant being so exercised) together with the Net Issue Election Notice annexed hereto as Appendix B duly executed, at the office of the Company. Thereupon, and in no event later than three business days after the Company receipt of the Net Issue Election Notice, the Company shall issue to the Warrantholder certificate(s) for such number of fully paid, validly issued and nonassessable shares of Common Stock as is computed using the formula immediately below. The certificates so delivered shall be in such denominations as may be requested by the holder hereof and shall be registered in the name of such holder or such other name as shall be designated by such holder. If this Warrant shall have been exercised only in part, then, unless this Warrant has expired, the Company shall, at its expense, at the time of delivery of such certificates, deliver to the holder a new Warrant representing the number of shares with respect to which this Warrant shall not then have been exercised.

                                  X = Y (A - B)
                                  -------------
                                        A
where

                                                             Page 48 of 70 Pages

               X = the number of shares of Common Stock to be issued to the Warrantholder upon exercise of this Warrant pursuant to this Section 18;

               Y = the total number of shares of Common Stock covered by this Warrant which the Warrantholder has surrendered at such time for cashless exercise (including both shares to be issued to the Warrantholder and shares to be canceled as payment therefor);

               A = the Market Price of one share of Common Stock as at the time the net issue election is made; and

               B = the Warrant Price in effect under this Warrant at the time the net issue election is made.

               The Warrant Shares issued pursuant to this Section 18 shall be deemed to be issued to the exercising holder or such holder's designee, as the record owner of such shares, as of the close of business on the date on which the Net Issue Election Notice shall have been surrendered (or evidence of loss, theft or destruction thereof and security or indemnity satisfactory to the Company) to the Company.

          Section 19. Office of the Company. As long as any of the Warrants remain outstanding, the Company shall maintain an office or agency (which may be the principal executive offices of the Company) where the Warrants may be presented for exercise, registration of transfer, division or combination as provided in this Warrant.

          Section 20. Registration Rights. The resale of the Warrant Shares shall be registered in accordance with the terms and conditions contained in that certain Registration Rights Agreement dated of even date hereof, among the original holder of this Warrant, the Company and the other parties named therein (the "Registration Rights Agreement"). The holder of this Warrant acknowledges that pursuant to the Registration Rights Agreement, the Company has the right to request that the holder furnish information regarding such holder and the distribution of the Warrant Shares as is required by law or the Commission to be disclosed in the Registration Statement (as such term is defined in the Registration Rights Agreement), and the Company may exclude from such registration the Warrant Shares acquirable hereunder if holder fails to furnish such information within a reasonable time prior to the filing of each Registration Statement, supplemented prospectus included therein and/or amended Registration Statement.

          Section 21. Amendments. This Warrant shall not be amended without the prior written consent of the Company and the then current Warrantholder.

          Section 22. Section Headings. The section headings in this Warrant are for the convenience of the Company and the Warrantholder and in no way alter, modify, amend, limit or restrict the provisions hereof.

                            [Signature Page Follows]

                                                             Page 49 of 70 Pages

         IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed, as of the 13th day of May, 2004.

                              BIOENVISION, INC.



                              By:
                                 -----------------------------------------
                                 Name: Christopher B. Wood, M.D.
                                 Title: Chief Executive Officer

                                                             Page 50 of 70 Pages

                                   APPENDIX A
                                BIOENVISION, INC.
                              WARRANT EXERCISE FORM

To: Bioenvision, Inc.

     The undersigned hereby irrevocably elects to exercise the right of purchase represented by the within Warrant ("Warrant") for, and to purchase thereunder by the payment of the Warrant Price and surrender of the Warrant, _______________ shares of Common Stock ("Warrant Shares") provided for therein, and requests that certificates for the Warrant Shares be issued as follows:

                           -------------------------------
                           Name

                           --------------------------------
                           Address

                           --------------------------------

                           --------------------------------
                           Federal Tax ID or SSN

     and delivered by

                  |_|     certified mail to the above address, or
                  |_|     electronically (provide DWAC Instructions:_______), or
                  |_|     other (specify: ____________________________________).

and, if the number of Warrant Shares shall not be all the Warrant Shares purchasable upon exercise of the Warrant, that a new Warrant for the balance of the Warrant Shares purchasable upon exercise of this Warrant be registered in the name of the undersigned Warrantholder or the undersigned's Assignee as below indicated and delivered to the address stated below.

Dated: ___________________, ______          Signature:______________________

Note:  The signature must correspond
with the name of the registered holder            ------------------------------
as written on the first page of                   Name (please print)
the Warrant in every particular,
without alteration or enlargement                 ------------------------------
or any change whatever, unless the Warrant        Address
has been assigned.
                                                  ------------------------------
                                                  Federal Tax ID or SSN

                                                  Assignee:

                                                 -------------------------------
                                                 -------------------------------
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
                                                             Page 51 of 70 Pages



                                   APPENDIX B
                                BIOENVISION, INC.
                            NET ISSUE ELECTION NOTICE


To: Bioenvision, Inc.

Date:_________________________


     The undersigned hereby elects under Section 18 of this Warrant to surrender the right to purchase ____________ shares of Common Stock pursuant to this Warrant and hereby requests the issuance of _____________ shares of Common Stock. The certificate(s) for the shares issuable upon such net issue election shall be issued in the name of the undersigned or as otherwise indicated below.


     -----------------------------------------
     Signature

     -----------------------------------------
     Name for Registration

     -----------------------------------------
     Mailing Address

                                                             Page 52 of 70 Pages

                                   EXHIBIT 11
                                   ----------

                          REGISTRATION RIGHTS AGREEMENT

     This Registration Rights Agreement (the "Agreement") is made and entered into as of this __ day of May, 2004, by and among Bioenvision, Inc., a Delaware corporation (the "Company"), the "Investors" named in that certain Purchase Agreement, dated May __, 2004, by and among the Company and the Investors (the "Purchase Agreement"), and SCO Securities LLC, a Delaware limited liability company (the "Placement Agent"). Capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Purchase Agreement.

     The parties hereby agree as follows:

     1. Certain Definitions.

     As used in this Agreement, the following terms shall have the following meanings:

     "Affiliate" shall mean, with respect to any person, any other person which directly or indirectly Controls, is Controlled by, or is under common Control with, such person.

     "Business Day" shall mean a day, other than a Saturday or Sunday, on which banks in New York City are open for the general transaction of business.

     "Common Stock" shall mean the Company's  common stock, par value $0.001 per
share,   and  any  securities   into  which  such  shares  may   hereinafter  be
reclassified.

     "Control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

     "Holders" shall mean the Investors, the Placement Agent and any permitted transferee thereof who is a subsequent holder of any Warrants, the Placement Agent Warrants or Registrable Securities.

     "Investors" shall mean the Investors identified in the Purchase Agreement.

     "Placement     Agent     Counsel"    means    Wiggin    and    Dana    LLP.

     "Prospectus" shall mean the prospectus included in any Registration Statement, as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus.

     "Register," "registered" and "registration" refer to a registration made by preparing and filing a Registration Statement or similar document in compliance with the 1933 Act (as defined below), and the declaration or ordering of effectiveness of such Registration Statement or document.

                                                             Page 53 of 70 Pages


     Registrable Securities" means (a) the Shares and the Warrant Shares (without regard to any limitations on beneficial ownership contained in the Purchase Agreement or Warrants) or other securities issued or issuable to each Purchaser or its transferee or designee (i) upon exercise of the Warrants, or
(ii) upon any distribution with respect to, any exchange for or any replacement of such Shares or Warrant Shares or (iii) upon any conversion, exercise or exchange of any securities issued in connection with any such distribution, exchange or replacement; (b) securities issued or issuable upon any stock split, stock dividend, recapitalization or similar event with respect to the foregoing; and (c) any other security issued as a dividend or other distribution with respect to, in exchange for, in replacement or redemption of, or in reduction of the liquidation value of, any of the securities referred to in the preceding clauses; provided, however, that such securities shall cease to be Registrable Securities when such securities have been sold to or through a broker or dealer or underwriter in a public distribution or a public securities transaction or when such securities may be sold without any restriction pursuant to Rule 144(k).

     "Registration Statement" shall mean any registration statement of the Company filed under the 1933 Act that covers the resale of any of the Registrable Securities pursuant to the provisions of this Agreement, amendments and supplements to such Registration Statement, including post-effective amendments, and all exhibits and all material incorporated by reference in such Registration Statement.

     "SEC" shall mean the U.S. Securities and Exchange Commission.

     "1933 Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

     "1934 Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

     2. Registration.

          (a) Registration Statements.

               (i) Promptly following the closing of the purchase and sale of the securities contemplated by the Purchase Agreement (the "Closing Date"), but in no event later than thirty (30) days following the Closing Date (the "Filing Deadline"), the Company shall prepare and file with the SEC one Registration Statement on Form S-3 (or, if Form S-3 is not then available to the Company, on such form of Registration Statement as is then available to effect a registration for resale of the Registrable Securities, subject to the Holders' consent), covering the resale of all of the Registrable Securities without regard to any limitation on the exercise of the Warrants or the Placement Agent Warrants. Such Registration Statement also shall cover, to the extent allowable under the 1933 Act and the rules promulgated thereunder (including Rule 416), such indeterminate number of additional shares of Common Stock resulting from stock splits, stock dividends or similar transactions with respect to the Registrable Securities. The Registration Statement (and each amendment or supplement thereto, and each request for acceleration of effectiveness thereof) shall be provided in accordance with Section 3(c) to the Holders and Placement Agent Counsel not less than five (5) Business Days prior to its filing or other submission.

               (ii) Additional Registrable Securities. If at any time Registrable Securities other than the Shares and Warrant Shares registered pursuant to Section 2(a)(i) are issued or become issuable, the Company shall prepare and file with the SEC one or more Registration Statements on Form S-3

                                                             Page 54 of 70 Pages

(or, if Form S-3 is not then available to the Company, on such form of Registration Statement as is then available to effect a registration for resale of such additional Registrable Securities (the "Additional Shares")) covering the resale of the Additional Shares, but only to the extent the Additional Shares are not at the time covered by an effective Registration Statement. Such Registration Statement also shall cover, to the extent allowable under the 1933 Act and the rules promulgated thereunder (including Rule 416), such indeterminate number of additional shares of Common Stock resulting from stock splits, stock dividends or similar transactions with respect to the Additional Shares. The Registration Statement (and each amendment or supplement thereto, and each request for acceleration of effectiveness thereof) shall be provided in accordance with Section 3(c) to the Holders and the Placement Agent Counsel not less than 5 (five) Business Days prior to its filing or other submission.

          (b) Expenses. All fees and expenses incident to the performance of or compliance with this Agreement by the Company shall be borne by the Company whether or not the Registration Statement is filed or becomes effective and whether or not any Registrable Securities are sold pursuant to the Registration Statement. The fees and expenses referred to in the foregoing sentence shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses (A) with respect to filings required to be made with each securities exchange, quotation system, market or over-the-counter bulletin board on which Registrable Securities are required hereunder to be listed, (B) with respect to filings required to be made with the SEC, and (C) in compliance with state securities or Blue Sky laws (including, without limitation, reasonable and documented fees and disbursements of Placement Agent Counsel in connection with Blue Sky qualifications of the Registrable Securities and determination of the eligibility of the Registrable Securities for investment under the laws of such jurisdictions as the Holders of a majority of Registrable Securities may designate)), (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities and of printing or photocopying prospectuses), (iii) messenger, telephone and delivery expenses, (iv) 1933 Act liability insurance, if the Company so desires such insurance, (v) fees and expenses of all other Persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement, including, without limitation, the Company's independent public accountants (including, in the case of an underwritten offering, the expenses of any comfort letters or costs associated with the delivery by independent public accountants of a comfort letter or comfort letters) and legal counsel, and (vi) reasonable and documented fees and expenses of the Placement Agent Counsel in connection with any Registration Statement hereunder, provided, such fees and expenses do not exceed $10,000 in the aggregate. In addition, each of the Investors, the Placement Agent and the Company shall be responsible for all of their respective internal expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit, the fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange as required hereunder.

          (c) Effectiveness.

               (i) The Company shall use reasonable best efforts to have the Registration Statement declared effective not later than the earlier to occur of
(y) sixty (60) days after the date of filing of such Registration  Statement, or
(z) five (5) Business Days following the Company's receipt of oral or written (whichever is first) notice from the SEC that the Registration Statement will not be "reviewed or not be subject to further review; provided, however, if the Registration Statement is not declared effective within the time period set forth above, the Company shall continue to use its reasonable best efforts to have the Registration Statement declared effective as soon as possible thereafter.

               (ii) For not more than thirty (30) consecutive days or for a total of not more than sixty (60) days in any twelve (12) month period, the Company may delay the disclosure of material non-public information concerning the Company which the Company is not otherwise required to disclose, by

                                                             Page 55 of 70 Pages

terminating or suspending effectiveness of any registration contemplated by this
Section 2, if the disclosure of such material non-public information would be required by such registration and at the time is not, in the reasonable determination of the Company's Board of Directors, in the best interests of the Company (an "Allowed Delay"); provided, that the Company shall promptly (a) notify the Holders in writing of the existence of (but in no event shall the Company be required to disclose to such Holder any of the facts or circumstances regarding) material non-public information giving rise to an Allowed Delay, and
(b) advise the Holders in writing to cease all sales under the Registration Statement until the end of the Allowed Delay.

          (d) Underwritten Offering. If any offering pursuant to a Registration Statement filed pursuant to Section 2(a) hereof involves an underwritten offering, the Company shall have the right to select an investment banker and manager to administer the offering, which investment banker or manager shall be reasonably satisfactory to a majority of the Holders.

3. Company Obligations. The Company will use its reasonable best efforts to effect the registration of the Registrable Securities in accordance with the terms hereof, and pursuant thereto the Company will, as expeditiously as possible:

          (a) use its reasonable best efforts to cause such Registration Statement to become effective and to remain continuously effective for a period that will terminate upon the earlier of (x) the date when all Registrable Securities covered by such Registration Statement have been sold or (y) with respect to any Holder, such time as all Registrable Securities held by such Holder may be sold without any restriction pursuant to Rule 144(k) (the "Effectiveness Period");

          (b) prepare and file with the SEC on or prior to the Filing Deadline, a Registration Statement on Form S-3 (or if such form is not available to the Company on another form appropriate for such registration in accordance herewith) (which shall include a Plan of Distribution substantially in the form of Exhibit A attached hereto), and cause the Registration Statement to become effective and remain effective as provided herein; provided, however, that not less than five (5) Business Days prior to the filing of the Registration Statement or any related Prospectus or any amendment or supplement thereto, the Company shall (i) furnish to the Placement Agent Counsel, copies of all such documents proposed to be filed, which documents (other than those incorporated by reference) will be subject to the review of such Placement Agent Counsel, and
(ii) at the request of any Holder cause its officers, counsel and independent certified public accountants to respond to such inquiries as shall be necessary, in the reasonable opinion of counsel to such Holders, to conduct a reasonable investigation within the meaning of the 1933 Act. The Company shall not file the Registration Statement or any such Prospectus or any amendments or supplements thereto to which the counsel(s) to the Holders of a majority of the Registrable Securities or the Placement Agent Counsel shall reasonably object within three
(3) Business Days after their receipt thereof;

          (c) (i) prepare and file with the SEC such amendments and post-effective amendments to the Registration Statement as may be necessary to keep the Registration Statement effective with respect to all Registrable Securities for the Effectiveness Period; (ii) cause the related Prospectus to be amended or supplemented by any required Prospectus supplement, and as so supplemented or amended to be filed pursuant to Rule 424 (or any similar provisions then in force) promulgated under the 1933 Act; (iii) respond as promptly as possible, and in no event later than fifteen (15) Business Days to the first set of comments and ten (10) Business Days to each set of comments thereafter received from the SEC with respect to the Registration Statement or any amendment thereto and as promptly as reasonably possible provide the Holders true and complete copies of all correspondence from and to the SEC relating to

                                                             Page 56 of 70 Pages

the Registration Statement; and (iv) comply in all material respects with the provisions of the 1933 Act and the 1934 Act with respect to the disposition of all Registrable Securities covered by the Registration Statement during the applicable period in accordance with the intended methods of disposition by the Holders thereof set forth in the Registration Statement as so amended or in such Prospectus as so supplemented;

          (d) notify Holders of Registrable Securities to be sold and the Placement Agent Counsel as promptly as possible (A) when a Prospectus or any Prospectus supplement or post-effective amendment to the Registration Statement is proposed to be filed (but in no event in the case of this subparagraph (A), less than five (5) Business Days prior to date of such filing); (B) when the SEC notifies the Company whether there will be a "review" of such Registration Statement and whenever the SEC comments in writing on such Registration Statement; and (C) with respect to the Registration Statement or any post-effective amendment, when the same has become effective, and after the effectiveness thereof: (i) of any request by the SEC or any other Federal or state governmental authority for amendments or supplements to the Registration Statement or Prospectus or for additional information; (ii) of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement covering any or all of the Registrable Securities or the initiation of any Proceedings for that purpose; (iii) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any Proceeding for such purpose; and (iv) if the financial statements included in the Registration Statement become ineligible for inclusion therein or of the occurrence of any event that makes any statement made in the Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to the Registration Statement, Prospectus or other documents so that, in the case of the Registration Statement or the Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Without limitation to any remedies to which the Holders may be entitled under this Agreement, if any of the events described in Section 3(d)(C)(i), 3(d)(C)(ii) and 3(d)(C)(iii) occur, the Company shall use its best efforts to respond to and correct the event;

          (e) provide copies to and permit Placement Agent Counsel to review each Registration Statement and all amendments and supplements thereto no fewer than five (5) Business Days prior to their filing with the SEC and not file any document to which such counsel reasonably objects within three (3) Business Days following receipt by the Holders and Placement Agent Counsel of such Registration Statement and/or amendments and supplements thereto;

          (f) furnish to the Holders and Placement Agent Counsel such number of copies of a Prospectus, including a preliminary prospectus, and all amendments and supplements thereto and such other documents as each Holder may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holder;

          (g) if requested by any Holder of Registrable Securities, (i) promptly incorporate in a Prospectus supplement or post-effective amendment to the Registration Statement such information as the Company reasonably agrees should be included therein and (ii) make all required filings of such Prospectus supplement or such post-effective amendment as soon as practicable after the Company has received notification of the matters to be incorporated in such Prospectus supplement or post-effective amendment;

          (h) in the event the Company selects an underwriter for the offering, the Company shall enter into and perform its reasonable obligations under an underwriting agreement, in usual and customary form, including, without limitation, customary indemnification and contribution obligations, with the underwriter of such offering;

                                                             Page 57 of 70 Pages


          (i) if required by the underwriter, the Company shall furnish, on the effective date of the Registration Statement (i) an opinion, dated as of such date, from independent legal counsel representing the Company for purposes of such Registration Statement, in form, scope and substance as is customarily given in an underwritten public offering, addressed to the underwriter and (ii) a letter, dated such date, from the Company's independent certified public accountants in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriter and the Holders;

          (j) use its reasonable best efforts to (i) prevent the issuance of any stop order or other suspension of effectiveness and, if such order is issued, obtain the withdrawal of any such order at the earliest possible moment or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, at the earliest practicable time;

          (k) prior to any public offering of Registrable Securities, use its reasonable best efforts to register or qualify or cooperate with the Holders and their counsel in connection with the registration or qualification of such Registrable Securities for offer and sale under the securities or blue sky laws of such jurisdictions reasonably requested by the Holders and do any and all other reasonable acts or things necessary or advisable to enable the distribution in such jurisdictions of the Registrable Securities covered by the Registration Statement; provided, that, the Company shall not for any purpose be required to qualify to do business as a foreign corporation in any jurisdiction wherein it is not so qualified or execute a general consent to service of process in any jurisdiction;

          (l) cause all Registrable Securities covered by a Registration Statement to be listed on each securities exchange, interdealer quotation system, market or over-the-counter bulletin board on which similar securities issued by the Company are then listed;

          (m) following the occurrence of any event contemplated by Section 3(d)(C)(iv), as promptly as possible, prepare a supplement or amendment, including a post-effective amendment, to the Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, neither the Registration Statement nor such Prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and

          (n) otherwise use its best efforts to comply with all applicable rules and regulations of the SEC under the 1933 Act and the 1934 Act and take such other actions as may be reasonably necessary to facilitate the registration of the Registrable Securities hereunder; and make available to its security holders, as soon as reasonably practicable, but not later than the Availability Date (as defined below), an earnings statement covering a period of at least twelve (12) months, beginning after the effective date of each Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the 1933 Act (for the purpose of this subsection 3(k), "Availability Date" means the 45th day following the end of the fourth fiscal quarter that includes the effective date of such Registration Statement, except that, if such fourth fiscal quarter is the last quarter of the Company's fiscal year, "Availability Date" means the 90th day after the end of such fourth fiscal quarter).

4. Due Diligence Review; Information. The Company shall make available, during normal business hours, for reasonable inspection and review by the Holders, advisors to and representatives of the Holders (who may or may not be affiliated with the Holders), and any underwriter participating in any disposition of Common Stock on behalf of the Holders pursuant to a Registration Statement or amendments or supplements thereto or any blue sky, NASD or other filing, all

                                                             Page 58 of 70 Pages

financial and other records, all filings with the SEC, and all other corporate documents and properties of the Company as may be reasonably necessary for the purpose of such review, and cause the Company's officers, directors and employees, within a reasonable time period, to supply all such information reasonably requested by the Holders or any such representative, advisor or underwriter in connection with such Registration Statement (including, without limitation, in response to all questions and other inquiries reasonably made or submitted by any of them), prior to and from time to time after the filing and effectiveness of the Registration Statement for the sole purpose of enabling the Holders and such representatives, advisors and underwriters and their respective accountants and attorneys to conduct initial and ongoing due diligence with respect to the Company and the accuracy of such Registration Statement.

          Notwithstanding the foregoing, the Company shall not disclose material nonpublic information to the Holders, or to advisors to or representatives of the Holders, unless prior to disclosure of such information the Company identifies such information as being material nonpublic information and provides the Holders, such advisors and representatives with the opportunity to accept or refuse to accept such material nonpublic information for review.

5.        Obligations of the Holders.

          (a) Each Holder shall furnish in writing to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it, as shall be reasonably required to effect the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request. At least ten (10) Business Days prior to the first anticipated filing date of any Registration Statement, the Company shall notify each Holder of the information the Company requires from such Holder if such Holder elects to have any of the Registrable Securities included in the Registration Statement. A Holder shall provide such information to the Company at least five (5) Business Days prior to the first anticipated filing date of such Registration Statement if such Holder elects to have any of the Registrable Securities included in the Registration Statement.

          (b) Each Holder, by its acceptance of the Registrable Securities, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of a Registration Statement hereunder, unless such Holder has notified the Company in writing of its election to exclude all of its Registrable Securities from such Registration Statement.

          (c) In the event the Company, at the request of the Holders, determines to engage the services of an underwriter, such Holder agrees to enter into and perform its obligations under an underwriting agreement, in usual and customary form, including, without limitation, customary indemnification and contribution obligations, with the managing underwriter of such offering and take such other actions as are reasonably required in order to expedite or facilitate the dispositions of the Registrable Securities.

          (d) Each Holder agrees that, upon receipt of any notice from the Company of the happening of any event rendering a Registration Statement no longer effective, such Holder will immediately discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities, until the Holder's receipt of copies of the supplemented or amended Prospectus filed with the SEC and declared effective and, if so directed by the Company, the Holder shall deliver to the Company (at the expense of the Company) or destroy (and deliver to the Company a certificate of destruction) all copies in the Holder's possession of the Prospectus covering the Registrable Securities current at the time of receipt of such notice.

          (e) No Holder may participate in any third party underwritten registration hereunder unless it (i) agrees to sell the Registrable Securities

                                                             Page 59 of 70 Pages

on the basis provided in any underwriting arrangements in usual and customary form entered into by the Company, (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements, and (iii) agrees to pay its pro rata share of all underwriting discounts and commissions. Notwithstanding the foregoing, no Holder (other than Holders who are Affiliates of the Company) shall be required to make any representations to such underwriter, other than those with respect to itself and the Registrable Securities owned by it, including its right to sell the Registrable Securities, and any indemnification in favor of the underwriter by the Holders shall be several and not joint and limited in the case of any Holder, to the net proceeds received by such Holder from the sale of its Registrable Securities. The scope of any such indemnification in favor of an underwriter shall be limited to the same extent as the indemnity provided in
Section 6(b) hereof.

6.        Indemnification.

          (a) Indemnification by the Company. The Company will indemnify and hold harmless each Holder and their respective Affiliates, officers, directors, members, employees and agents, successors and assigns, against any losses, claims, damages or liabilities, joint or several, to which such Holder, Affiliate, officer, director, member, employee, agent, successor or assign may become subject under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement, prospectus or preliminary prospectus or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus or preliminary prospectus, in the light of the circumstances under which they were made) not misleading; (ii) any blue sky application or other document executed by the Company specifically for blue sky compliance or based upon written information furnished by the Company filed in any state or other jurisdiction in order to qualify any or all of the Registrable Securities under the securities laws thereof (any such application, document or information herein called a "Blue Sky Application"); (iii) any violation by the Company, or its directors, officers, employees or agents of any rule or regulation promulgated under the 1933 Act applicable to the Company or its directors, officers, employees or agents and relating to action or inaction required of the Company or any of them in connection with such registration; or (iv) any failure to use its best efforts to register or qualify the Registrable Securities included in any such Registration Statement in any state where the Company or its agents has affirmatively undertaken or agreed in writing that the Company will undertake such registration or qualification on a Holder's behalf (the undertaking of any underwriter chosen by the Company being attributed to the Company) and will reimburse such Holder, and each such officer, director or member and each such controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in conformity with information furnished in writing by such Holder or any such controlling person specifically for use in such Registration Statement or Prospectus.

          (b) Indemnification by the Holders. In connection with any Registration Statement pursuant to the terms of this Agreement, each Holder will furnish to the Company in writing such information as the Company reasonably requests concerning such Holder or the proposed manner of such Holder's distribution for use in connection with any Registration Statement or Prospectus and agrees, severally but not jointly, to indemnify and hold harmless, to the fullest extent permitted by law, the Company, its Subsidiaries and its and their respective directors, officers, employees, shareholders and each person who controls the Company (within the meaning of the 1933 Act) against any losses, claims, damages, liabilities and expenses (including reasonable attorney fees)

                                                             Page 60 of 70 Pages

resulting from any untrue statement of a material fact or any omission of a material fact required to be stated in the Registration Statement or Prospectus or preliminary prospectus or amendment or supplement thereto or necessary to make the statements therein not misleading, to the extent, but only to the extent that such untrue statement or omission is contained in any information furnished in writing by such Holder to the Company specifically for inclusion in such Registration Statement or Prospectus or amendment or supplement thereto. In no event shall the liability of a Holder be greater in amount than the aggregate dollar amount of the proceeds received by such Holder upon the sale of the Registrable Securities included in the Registration Statement giving rise to such indemnification obligation.

          (c) Conduct of Indemnification Proceedings. Any person entitled to indemnification hereunder shall (i) give prompt notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that any person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such person unless (a) the indemnifying party has agreed to pay such fees or expenses, or (b) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such person or (c) in the reasonable judgment of any such person, based upon advice of its counsel, a conflict of interest exists between such person and the indemnifying party with respect to such claims (in which case, if the person notifies the indemnifying party in writing that such person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such person); and provided, further, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation.

          (d) Contribution. If for any reason the indemnification provided for in the preceding paragraphs (a) and (b) is unavailable to an indemnified party or insufficient to hold it completely harmless, other than as expressly specified therein, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnified party and the indemnifying party, as well as any other relevant equitable considerations. No person guilty of fraudulent misrepresentation within the meaning of Section 11(f) of the 1933 Act shall be entitled to contribution from any person not guilty of such fraudulent misrepresentation. In no event shall the contribution obligation of a Holder be greater in amount than the aggregate dollar amount of the proceeds received by it upon the sale of the Registrable Securities giving rise to such contribution obligation.

     7. Rule 144

     As long as any Holder owns Shares, Warrants, Placement Agent Warrants or Warrant Shares, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Section 13(a) or 15(d) of the 1934 Act. As long as any Holder owns Shares, Warrants, Placement Agent Warrants or Warrant Shares, if the Company is not required to file reports pursuant to Section 13(a) or 15(d) of the 1934 Act, it will prepare

                                                             Page 61 of 70 Pages

and make publicly available in accordance with Rule 144(c) promulgated under the 1933 Act annual and quarterly financial statements, together with a discussion and analysis of such financial statements in form and substance substantially similar to those that would otherwise be required to be included in reports required by Section 13(a) or 15(d) of the 1934 Act, as well as any other information required thereby, in the time period that such filings would have been required to have been made under the 1934 Act. The Company further covenants that it will take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Person to sell Shares and Warrant Shares without registration under the 1933 Act within the limitation of the exemptions provided by Rule 144 promulgated under the 1933 Act, including compliance with the provisions of the Purchase Agreement relating to the transfer of the Shares and Warrant Shares. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

     8. Miscellaneous.

          (a) Remedies. In the event of a breach by the Company or by a Holder, of any of their obligations under this Agreement, each Holder or the Company, as the case may be, in addition to being entitled to exercise all rights granted by law and under this Agreement, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company and each Holder agree that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by it of any of the provisions of this Agreement and hereby further agrees that, in the event of any action for specific performance in respect of such breach, it shall waive the defense that a remedy at law would be adequate.

          (b) No Inconsistent Agreements. Except as otherwise disclosed in the Purchase Agreement, neither the Company nor any of its subsidiaries is a party to an agreement currently in effect, nor shall the Company or any of its subsidiaries, on or after the date of this Agreement, enter into any agreement with respect to its securities that is inconsistent with the rights granted to the Holders in this Agreement or otherwise conflicts with the provisions hereof.

          (c) Notice of Effectiveness. Within three (3) Business Days after the Registration Statement which includes the Registrable Securities is ordered effective by the SEC, the Company shall deliver, and shall cause legal counsel for the Company to deliver, to the transfer agent for such Registrable Securities (with copies to the Holders whose Registrable Securities are included in such Registration Statement) confirmation that the Registration Statement has been declared effective by the SEC in the form attached hereto as Exhibit B.

          (d) Piggy-Back Registrations. If at any time when there is not an effective Registration Statement covering all of the Registrable Securities and the Company is in breach of its obligations hereunder with respect thereto, the Company shall determine to prepare and file with the SEC a registration statement relating to an offering for its own account or the account of others under the 1933 Act of any of its equity securities, other than on Form S-4 or Form S-8 (each as promulgated under the 1933 Act) or its then equivalents relating  to equity  securities  to be  issued  solely  in  connection  with any acquisition of any entity or business or equity securities issuable in connection with stock option or other employee benefit plans, the Company shall send to each Holder of Registrable Securities written notice of such determination and, if within seven (7) Business Days after receipt of such notice, any such Holder shall so request in writing (which request shall specify the Registrable Securities intended to be disposed of by the Holder), the Company will cause the registration under the 1933 Act of all Registrable Securities which the Company has been so requested to register by the Holder, to the extent required to permit the disposition of the Registrable Securities so to be registered, provided that if at any time after giving written notice of its intention to register any securities and prior to the effective date of the

                                                             Page 62 of 70 Pages

registration statement filed in connection with such registration, the Company shall determine for any reason not to register or to delay registration of such securities, the Company may, at its election, give written notice of such determination to such Holder and, thereupon, (i) in the case of a determination not to register, shall be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from its obligation to pay expenses in accordance with Section 4 hereof), and (ii) in the case of a determination to delay registering, shall be permitted to delay registering any Registrable Securities being registered pursuant to this Section 8(d) for the same period as the delay in registering such other securities. The Company shall include in such registration statement all or any part of such Registrable Securities such Holder requests to be registered. In the case of an underwritten public offering, if the managing underwriter(s) or underwriter(s) should reasonably object to the inclusion of the Registrable Securities in such registration statement, then if the Company after consultation with the managing underwriter should reasonably determine that the inclusion of such Registrable Securities, would materially adversely affect the offering contemplated in such registration statement, and based on such determination recommends inclusion in such registration statement of fewer or none of the Registrable Securities of the Holders, then (x) the number of Registrable Securities of the Holders included in such registration statement shall be reduced pro-rata among such Holders (based upon the number of Registrable Securities requested to be included in the registration), if the Company after consultation with the underwriter(s) recommends the inclusion of fewer Registrable Securities, or (y) none of the Registrable Securities of the Holders shall be included in such registration statement, if the Company after consultation with the underwriter(s) recommends the inclusion of none of such Registrable Securities; provided, however, that if securities are being offered for the account of other persons or entities as well as the Company, such reduction shall not represent a greater fraction of the number of Registrable Securities intended to be offered by the Holders than the fraction of similar reductions imposed on such other persons or entities (other than the Company).

          (e) Failure to File Registration Statement and Other Events. The Company and the Holders agree that the Holders will suffer damages if the Registration Statement is not filed on or prior to the Filing Deadline and maintained in the manner contemplated herein during the Effectiveness Period. The Company and the Holders further agree that it would not be feasible to ascertain the extent of such damages with precision. Accordingly, if (i) the Registration Statement pursuant to Section 2(a)(i) is not filed on or prior to the Filing Deadline or a Registration Statement required to be filed pursuant to
Section 2(a)(ii) has not been filed within thirty (30) days following the date on which the Additional Shares are issued or become issuable, or (ii) the Company fails to file with the SEC a request for acceleration in accordance with Rule 461 promulgated under the 1933 Act within five (5) Business Days of the date that the Company is notified (orally or in writing, whichever is earlier) by the SEC that a Registration Statement will not be "reviewed," or not subject to further review, or (iii) the Registration Statement is filed with and declared effective by the SEC but thereafter ceases to be effective as to all Registrable Securities at any time prior to the expiration of the Effectiveness Period, without being succeeded immediately by a subsequent Registration Statement filed with the SEC, except as otherwise permitted by this Agreement, or (iv) trading in the Common Stock shall be suspended or if the Common Stock is delisted from AMEX or any other securities exchange, quotation system, market or over-the-counter bulletin board on which Registrable Securities are required hereunder to be listed (each an "Exchange"), without immediately being listed on any other Exchange, for any reason for more than one (1) Business Day, or (v) the rights of the Holders to exercise into Warrant Shares are suspended for any reason without the consent of the particular Holder other than as set forth in the Purchase Agreement (any such failure or breach being referred to as an "Event"), the Company will make pro rata payments to each Holder, as liquidated damages and not as a penalty, in an amount equal to 1.0% of the aggregate amount invested by such Holder (for purposes of this Agreement, the Placement Agent shall be deemed to have invested an amount equal to ten percent (10%) of the aggregate purchase price of the Shares sold in the Private Placement, and for all other Holders, the amount invested by a Holder shall include the purchase price of the Shares acquired by such Holder and shall exclude any amount attributable to the Warrants acquired by such Holder in the Private Placement)

                                                             Page 63 of 70 Pages

for each 20-day period or pro rata for any portion thereof following the date on which the Event occurred. Such payments shall be in partial compensation to the Holders, and shall not constitute the Holders' exclusive remedy for such Events. Such payments shall be made to each Holder in cash. The amounts payable as liquidated damages pursuant to this paragraph shall be payable in lawful money of the United States, and amounts payable as liquidated damages shall be paid within two (2) Business Days of the last day of each such 20-day period during which the Registration Statement should have been filed for which no Registration Statement was filed with respect to the Registrable Securities. Notwithstanding the foregoing, the Company shall remain obligated to cure the breach or correct the condition that caused the event, and the Holder shall have the right to take any action necessary or desirable to enforce such obligation.

          (f) Amendments and Waivers. This Agreement may be amended only by a writing signed by the then current parties hereto. The Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company shall have obtained the written consent to such amendment, action or omission to act, of each then current Holder.

          (g) Notices. All notices and other communications provided for or permitted hereunder shall be made as set forth in Section 9.4 of the Purchase Agreement; provided, however, as the Placement Agent is not a party to the Purchase Agreement, any notice or other communication to the Placement Agent shall be sent to the address for the Placement Agent set forth on the signature page hereof (which address the Placement Agent may change in accordance with Section 9.4 of the Purchase Agreement).

          (h) Assignments and Transfers by Holders. The provisions of this Agreement shall be binding upon and inure to the benefit of the Holders and their respective successors and assigns. An Holder may transfer or assign, in whole or from time to time in part, to one or more persons its rights hereunder in connection with the transfer of Registrable Securities by such Holder to such person, provided, that, such Holder complies with all applicable laws thereto and provides written notice of assignment to the Company promptly after such assignment is effected.

          (i) Assignments and Transfers by the Company. This Agreement shall not be assigned by the Company without the prior written consent of each Holder, except that without the prior written consent of the Holders, but after notice duly given, the Company shall assign its rights and delegate its duties hereunder to any successor-in-interest corporation, and such successor-in-interest shall assume such rights and duties, in the event of a merger or consolidation of the Company with or into another corporation or the sale of all or substantially all of the Company's assets.

          (j) Benefits of the Agreement. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

          (k) Counterparts; Faxes. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed via facsimile, which shall be deemed an original.

          (l) Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

          (m) Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be

                                                             Page 64 of 70 Pages

ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof but shall be interpreted as if it were written so as to be enforceable to the maximum extent permitted by applicable law, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereby waive any provision of law which renders any provisions hereof prohibited or unenforceable in any respect.

          (n) Further Assurances. The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.

          (o) Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

          (p) Specific Enforcement; Governing Law; Consent to Jurisdiction. The Company and the Holders acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which any of them may be entitled by law or equity. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the choice of law principles thereof. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of New York located in New York County and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

          (q) Obligations of Holders. The Company acknowledges that the obligations of each Holder under this Agreement, are several and not joint with the obligations of any other Holder, and no Holder shall be responsible in any way for the performance of the obligations of any other Holder under this Agreement. The decision of each Holder to enter into this Agreement has been made by such Holder independently of any other Holder. The Company further acknowledges that nothing contained in this Agreement, and no action taken by any Holder pursuant hereto, shall be deemed to constitute the Holders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Holders are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated hereby. Each Holder shall be entitled to independently protect and enforce its rights, including without limitation, the rights arising out of this Agreement, and it shall not be necessary for any other Holder to be joined as an additional party in any proceeding for such purpose.

          Each Holder acknowledges that it was introduced to the Company by SCO Capital Partners LLC which has acted solely as agent for the Company and not for any Holder (other than itself). Each Holder acknowledges that it has been

                                                             Page 65 of 70 Pages

represented by its own separate legal counsel in its review and negotiation of this Agreement and with respect to the transactions contemplated hereby. For reasons of administrative convenience only, this Agreement has been prepared with the assistance of the Placement Agent Counsel (counsel for SCO Capital Partners LLC) and the Placement Agent Counsel will perform certain duties under this Agreement. Each Holder acknowledges that such counsel does not represent the Holders but only SCO Capital Partners LLC. The Company has elected to provide all Holders with the same terms and Agreement for the convenience of the Company and not because it was required or requested to do so by the Holders. The Company acknowledges that such procedure with respect to this Agreement in no way creates a presumption that the Holders are in any way acting in concert or as a group with respect to this Agreement or the transactions contemplated hereby or thereby.



                            [Signature Pages Follow]

                                                             Page 66 of 70 Pages


                            [Company Signature Page]

               IN WITNESS WHEREOF, the Company has executed this Registration Rights Agreement or caused its duly authorized officers to execute this Registration Rights Agreement as of the date first above written.



The Company:                  BIOENVISION, INC.


                              By:_________________________
                              Name:  David P. Luci
                              Title: Chief Financial Officer and
                                     General Counsel

                                                             Page 67 of 70 Pages


                            [Holder Signature Page]

     IN WITNESS WHEREOF, the undersigned has executed this Registration Rights Agreement or caused its duly authorized officers to execute this Registration Rights Agreement as of the date first above written.





Date:
      -------------------

IF AN INDIVIDUAL:                           IF A CORPORATION, PARTNERSHIP,
                                              TRUST, ESTATE OR OTHER ENTITY:
-----------------------------------
(Signature)
                                            ------------------------------------
                                            Print name of entity
-----------------------------------
(Printed Name)                              By:
                                                --------------------------------
                                                Name:
                                                      --------------------------
                                                Title:
                                                      --------------------------

Address:                                    Address:

-----------------------------------         -----------------------------------

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
                                                             Page 68 of 70 Pages

                                    EXHIBIT A

                              PLAN OF DISTRIBUTION

     We are registering the shares of common stock on behalf of the selling security holders. Sales of shares may be made by selling security holders, including their respective donees, transferees, pledgees or other successors-in-interest directly to purchasers or to or through underwriters, broker-dealers or through agents. Sales may be made from time to time on the American Stock Exchange, any other exchange or market upon which our shares may trade in the future, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to market prices, or at negotiated or fixed prices. The shares may be sold by one or more of, or a combination of, the following:

- a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction (including crosses in which the same broker acts as agent for both sides of the transaction);

- purchases by a broker-dealer as principal and resale by such broker-dealer, including resales for its account, pursuant to this prospectus;

- ordinary brokerage transactions and transactions in which the broker solicits purchases;

-    through options, swaps or derivatives;

-    in privately negotiated transactions;

-    in making short sales or in transactions to cover short sales; and

-    put or call option transactions relating to the shares.

     The selling security holders may effect these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling security holders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling security holders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities.

     The selling security holders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, the broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with the selling security holders. The selling security holders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery of shares offered by this prospectus to those broker-dealers or other financial institutions. The broker-dealer or other financial institution may then resell the shares pursuant to this prospectus (as amended or supplemented, if required by applicable law, to reflect those transactions).

     The selling security holders and any broker-dealers that act in connection with the sale of shares may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act of 1933, and any commissions received by broker-dealers or any profit on the resale of the shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions

                                                             Page 69 of 70 Pages

under the Securities Act. The selling security holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify each of the selling security holders and each selling security holder has agreed, severally and not jointly, to indemnify us against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

     The selling security holders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling security holders that the anti-manipulative provisions of Regulation M promulgated under the 1934 Act may apply to their sales in the market.

     Selling security holders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

     Upon being notified by a selling security holder that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required pursuant to Rule 424(b) under the Securities Act, disclosing:

- the name of each such selling security holder and of the participating broker-dealer(s);

-    the number of shares involved;

-    the initial price at which the shares were sold;

-    the   commissions   paid  or  discounts  or  concessions   allowed  to  the
     broker-dealer(s), where applicable;

- that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

-    other facts material to the transactions.

     In addition, if required under applicable law or the rules or regulations of the Commission, we will file a supplement to this prospectus when a selling security holder notifies us that a donee or pledgee intends to sell more than 500 shares of common stock.

     We are paying all expenses and fees customarily paid by the issuer in connection with the registration of the shares. The selling security holders will bear all brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares.

                                                             Page 70 of 70 Pages


                                    EXHIBIT B

            FORM OF NOTICE OF EFFECTIVENESS OF REGISTRATION STATEMENT


[Name and Address of Transfer Agent]

Re:  Bioenvision, Inc.

Dear [______]:

     We  are  counsel  to  Bioenvision,   Inc.,  a  Delaware   corporation  (the
"Company"), and have represented the Company in connection with that certain Common Stock and Warrant Purchase Agreement (the "Purchase Agreement") dated as of __________________, 2004 by and among the Company and the buyers named therein (collectively, the "Holders") pursuant to which the Company issued to the Holders shares of its Common Stock, par value $0.01 per share (the "Common Stock"), and warrants to purchase shares of the Common Stock (the "Warrants"). Pursuant to the Purchase Agreement, the Company has also entered into an Investor Rights Agreement with the Holders (the "Investor Rights Agreement") pursuant to which the Company agreed, among other things, to register the shares of Common Stock issued pursuant to the Purchase Agreement and the Common Stock issuable upon exercise of the Warrants, under the Securities Act of 1933, as amended (the "Securities Act"). In connection with the Company's obligations under the Investor Rights Agreement, on ____________ ___, 2004, the Company filed a Registration Statement on Form S-__ (File No. 333-_____________) (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") relating to the Registrable Securities which names each of the Holders as a selling securityholder thereunder.

     In connection with the foregoing, we advise you that a member of the SEC's staff has advised us by telephone that the SEC has entered an order declaring the Registration Statement effective under the Securities Act at [ENTER TIME OF EFFECTIVENESS] on [ENTER DATE OF EFFECTIVENESS] and we have no knowledge, after telephonic inquiry of a member of the SEC's staff, that any stop order suspending its effectiveness has been issued or that any proceedings for that purpose are pending before, or threatened by, the SEC and the Registrable Securities are available for resale under the Securities Act pursuant to the Registration Statement.

Very truly yours,


By:  __________________________________
cc:  [LIST NAMES OF HOLDERS]